
10010374


aic
Analysts International
CORPORATION

NOTICE OF MEETING AND PROXY STATEMENT

for 2010 Annual Meeting of Shareholders
and 2009 Annual Report

www.analysts.com

IT Professionals on Demand

ANALYSTS INTERNATIONAL

2010
Annual Meeting of Shareholders

Notice of Annual Meeting
and Proxy Statement

TABLE OF CONTENTS

Section	Page
Notice of Annual Meeting of Shareholders	1
General Information	2
Corporate Governance	4
Director Independence and Board Meetings, Independent Board Committees and Committee Meetings, Other Corporate Governance Matters	4
Board Meetings	4
Independent Audit, Compensation and Nominating and Governance Committees	5
Audit Committee	5
Compensation Committee	6
Nominating and Governance Committee	8
Other Corporate Governance Matters	10
Proposal Number One: Election of Directors	12
Nominees	12
Composition	12
Proposal Number Two: Approval of Amendments to the Company's Bylaws to Change the Minimum Number of Directors to a Range of Between Five and Nine, and to Allow the Board to Increase or Decrease the Number of Directors Above the Minimum Number of Five (but within the range of five to nine)	17
Proposal Number Three: Ratification of Appointment of Independent Registered Public Accounting Firm	18
Independent Registered Public Accounting Firm's Fees	18
Security Ownership of Certain Beneficial Owners and Management	20
Executive Compensation	23
Summary Compensation Table	23
Narrative Disclosure of Executive Compensation and Additional Disclosures	26
Employment Agreements/Arrangements—Named Executive Officers Currently Employed by the Company	26
Severance Arrangements with Named Executive Officers Who Are No Longer Employed by the Company	29
Annual Cash (Non-Equity) Incentive Compensation Plan	32
Equity Incentive Compensation	32
Deferred Compensation Plan	32
Tax and Accounting Implications	33
Outstanding Equity Awards at Fiscal Year-End Table	34
Director Compensation Table	35
Narrative Disclosure of Director Compensation	36
Report of the Audit Committee	36
Other Information	38
Other Business	38
2011 Shareholder Proposals	38
Section 16(a) Beneficial Ownership Reporting Compliance	38
Annual Report/Form 10-K	38



Analysts International CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 25, 2010

Notice is hereby given to the holders of the shares of Common Stock of Analysts International Corporation that the Annual Meeting of Shareholders of the Company will be held at the Bloomington Sheraton Hotel, 7800 Normandale Boulevard, Minneapolis, Minnesota 55439, on Tuesday, May 25, 2010 at 9:00 a.m. Central Daylight Time, to consider and act upon the following matters:

1. To elect seven members to the Board of Directors;
2. To amend Section 1 of Article III of the Company's By-Laws to change the minimum number of directors, to a range of between five and nine, and to allow the Board of Directors to increase or decrease the number of directors within that range.
3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to examine the Company's accounts for the fiscal year ending January 1, 2011; and
4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 5, 2010 will be entitled to vote at the Annual Meeting or any postponement or adjournments of the meeting.

You are cordially invited to attend the Annual Meeting. Even if you do not plan to attend the meeting, we urge you to sign, date and return the proxy card in the envelope provided, or vote your shares over the Internet or telephone by following the instructions on the enclosed proxy card. You may obtain assistance with directions to the Annual Meeting in order to vote in person by calling Bruce Feld at 952-838-2906.

By the Order of the Board of Directors

Robert E. Woods
Secretary

April 26, 2010 (approximate date of mailing)
Edina, Minnesota

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 25, 2010

THE PROXY STATEMENT, FORM OF PROXY, NOTICE OF MEETING AND ANNUAL REPORT TO THE SHAREHOLDERS ARE AVAILABLE FREE OF CHARGE AT: *https://materials.proxyvote.com/032681*


Analysts International
CORPORATION

Annual Meeting of Shareholders
May 25, 2010

PROXY STATEMENT

GENERAL INFORMATION

Outstanding Shares and Voting Rights

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies in the accompanying form, for use at the 2010 Annual Meeting of Shareholders of the Company on May 25, 2010, at the location and for the purposes set forth in the Notice of Annual Meeting, and at any adjournment thereof. Shares will be voted in the manner directed by the shareholders through their proxies, Internet voting or telephone voting. As of the record date, April 5, 2010, there were 4,985,874 shares of common stock outstanding and entitled to be voted. Each share is entitled to one vote. Cumulative voting is not permitted.

Proxy cards that are signed by shareholders but lack any such specification will be voted in favor of the proposals as set forth herein. A shareholder giving a proxy may revoke it at any time before it is exercised by (a) delivering to the Secretary of the Company, at or prior to the meeting, a later-dated, duly executed proxy relating to the same shares, or (b) delivering to the Secretary of the Company, at or prior to the meeting, a written notice of revocation bearing a later date than the proxy. Any written notice or proxy revoking a previously submitted proxy should be sent to Analysts International Corporation, 3601 West 76th Street, Edina, Minnesota 55435, Attention: Robert E. Woods, Secretary.

Alternatively, in lieu of returning signed proxy cards, shareholders of record can vote their shares over the Internet or by calling a specially designated telephone number. These Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to provide their voting instructions, and to confirm that their instructions have been recorded properly. Specific instructions for shareholders of record who wish to use the Internet or telephone voting procedures are set forth on the enclosed proxy card. The proxy card covers the number of shares to be voted, including any shares held for those who own shares of common stock through the Analysts International Savings and Investment Plan.

The proxy card also serves as a voting instruction to the Trustee of the Analysts International Savings and Investment Plan for shares held in the Plan as of the record date, provided that instructions are furnished over the Internet or by telephone by 11:59 p.m. (Central Time) on May 24, 2010, or that the card is signed, returned, and received by the Trustee no later than the close of business on May 24, 2010. If instructions are not received over the Internet or by telephone by 11:59 p.m. (Central Time) on May 24, 2010, or if the signed proxy card is not returned and received by the close of business on May 24, 2010, the shares in the Plan will be voted by the Trustee in proportion to the shares for which the Trustee receives timely voting instructions.

Directors will be elected by a favorable vote of a plurality of the common shares cast with respect to the election of directors. The affirmative vote of a majority of the common shares present and entitled to vote at the meeting is required for approval of amendments to the Company's Bylaws addressing the required minimum number of directors serving on the Board and the ratification of the appointment of auditors.

All shares voted by proxy, including abstentions, will be counted in determining whether a quorum is present at the meeting. If a shareholder abstains from voting as to any matter, then the shares held by such shareholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. Abstentions, therefore, as to any proposal other than the election of directors will have the same effect as votes against such proposal. If a broker returns a "non-vote" proxy, indicating a lack of voting instructions by the beneficial holder of the shares and a lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote proxy shall be deemed present at the meeting for purposes of determining a quorum but shall not be deemed to be represented at the meeting for purposes of calculating the vote required for approval of such matter.

Pursuant to recent amendments to the New York Stock Exchange ("NYSE") rules, beginning this year brokers will not have discretion to vote shares on the election of directors. This NYSE rule governs all brokers. Consequently, this amendment affects all public companies that have shares held in "street name," not just NYSE-listed companies. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of the election of the director nominees.

Solicitation of Proxies

Solicitation will be conducted primarily by mail, and, in addition, directors, officers and employees of the Company may solicit proxies personally, by telephone or by mail at no additional compensation to them. The Company will reimburse brokerage houses and other custodians for their reasonable expenses in forwarding proxy materials to beneficial owners of common stock. The Company has retained D. F. King, 48 Wall Street, 22nd Floor, New York, NY 10005 to assist with solicitation of proxies from brokerage houses and other custodians who are record holders of shares owned beneficially by others, the estimated cost of which is $12,500 plus out-of-pocket expenses.

CORPORATE GOVERNANCE

The business and affairs of the Company are conducted under the direction of the Board of Directors in accordance with the Minnesota Business Corporation Act and the Company's Articles of Incorporation and Bylaws. Members of the Board of Directors are informed of the Company's business through discussions with management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees, among other activities. The corporate governance practices that the Company follows are summarized below.

Director Independence and Board Meetings, Independent Board Committees and Committee Meetings, Other Corporate Governance Matters

Director Independence

Majority Independent Board

The Company's Board of Directors currently is comprised of a total of seven members. Five of the members of the current Board are "independent" as defined by the listing standards of The Nasdaq Global Market. Nasdaq's definition of "independence" includes a requirement that our Board also review the relationships concerning independence of each new director on a subjective basis. In accordance with that review, our Board has made a subjective determination as to each independent director that no relationships exist that, in our Board's opinion, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and by us with regard to each director's business and personal activities as they may relate to our business and our management.

Each of our directors, other than Andrew K. Borgstrom, our President and Chief Executive Officer and Robert E. Woods, our Secretary, qualifies as "independent" in accordance with the listing standards of The Nasdaq Global Market. Mr. Borgstrom is precluded from being considered independent because he is an executive officer of the Company and Mr. Woods is precluded from being considered independent because he has received compensation from the Company in excess of $120,000 during the 12-month period preceding the date on which this Proxy Statement was mailed. The current independent directors are: Brigid A. Bonner, Krzysztof K. Burhardt, Joseph T. Dunsmore, Galen G. Johnson and Douglas C. Neve.

Nominee Independence

Five of the nominees proposed for election herein are "independent" as defined by the listing standards of The Nasdaq Global Market (as noted above, Mr. Borgstrom and Mr. Woods are not independent).

Board Meetings

Board Meetings

During the 2009 fiscal year, the Board of Directors held seven regular meetings and three special meetings. The Board of Directors also took three written actions without meeting during the fiscal year. No incumbent director attended less than 75% of the aggregate of all Board of Directors meetings and all meetings held by any committee of the Board of Directors on which such director served.

Executive Sessions

The independent directors hold regularly scheduled executive sessions, generally in conjunction with regularly scheduled Board meetings, but in no event less than two times per year.

Independent Audit, Compensation and Nominating and Governance Committees

The Company has standing audit, compensation and nominating and governance committees.

Audit Committee

The members of the Audit Committee are: Douglas C. Neve (Chair), Brigid A. Bonner and Galen G. Johnson. All of the members of the Audit Committee are "independent" as defined by the listing standards of The Nasdaq Global Market and meet the definition of "independence" in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Committee held seven regular meetings during the past fiscal year, and Committee members consulted with one another on Committee matters between meetings. The Committee's purpose, as stated in its charter, is to oversee the majority of the Company's accounting and financial reporting policies and practices and to assist the Board of Directors in fulfilling its fiduciary and corporate accountability responsibilities.

Audit Committee Duties and Responsibilities

The Committee's responsibilities include: (i) appointment, retention, compensation, evaluation, termination and oversight of the Company's independent registered public accounting firm, including resolution of disagreements between management and the independent auditors regarding financial reporting; (ii) review and approval of the overall scope, plans and staffing of the annual audit as proposed by the independent registered public accounting firm; (iii) review of the results of the annual audit and quarterly reviews conducted by the independent registered public accounting firm; (iv) discussions with the independent auditors of critical accounting policies and procedures used by the Company; (v) review and pre-approval of non-audit services to be rendered by the Company's independent registered public accounting firm; (vi) maintaining a system for anonymous reporting of accounting irregularities; (vii) review and discussion with management and the independent auditors of the Company's financial statements and other financial information to be included in the Company's public filings or otherwise disclosed; (viii) review of and consideration of recommendations of the independent registered public accounting firm regarding the Company's system of internal accounting controls and financial reporting; (ix) review and oversight of the Company's related-party policy and approval of related-party transactions, if any; and (x) annual review of the Committee's performance.

The Committee's responsibilities also include (a) conducting executive sessions with the external auditors, management, the Chief Financial Officer and internal audit staff as necessary; (b) reviewing and evaluating the performance of the external auditors and discharging them if necessary; and (c) discussing with management and the independent auditors, prior to filing thereof, the Company's Annual Report on Form 10-K, its quarterly reports on Form 10-Q and the Company's annual proxy statement. The Company's independent registered public accounting firm always has direct access to Audit

Committee members. The Committee is required to prepare and present an annual report to the Board as called for in the Committee's Charter. This Proxy Statement provides further information about the Audit Committee under the caption "Report of the Audit Committee."

The Audit Committee Charter, previously adopted and amended by the Company's Board of Directors on November 4, 2009, further describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*.

Audit Committee Financial Expert

The Board of Directors has determined that Messrs. Neve and Johnson are "audit committee financial experts" as defined by the Securities and Exchange Commission. Each of them possesses: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements with a breadth and level of complexity commensurate with those presented by the Company's financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.

Compensation Committee

The members of the Compensation Committee are: Galen G. Johnson (Chair), Krzysztof K. Burhardt and Joseph T. Dunsmore. All of the members of the Compensation Committee are "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held five regular meetings and took action on stock option grants at regular Board or committee meetings. The Committee took action without meeting twice during the fiscal year. Committee members also consulted with one another on Committee matters during the year.

A copy of the Compensation Committee Charter, previously adopted and amended by the Company's Board of Directors on February 24, 2010, further describes the role of Committee. The Charter is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*.

Compensation Committee Duties and Responsibilities

The Compensation Committee is responsible for: (i) an annual recommendation of a suitable, high-level compensation and benefits strategy to the Board of Directors; (ii) periodic evaluation and review with management of the Company's compensation philosophy; (iii) annual review and approval of corporate goals and objectives, in consultation with other independent members of the Board of Directors, relevant to the compensation program for and performance of our Chief Executive Officer; (iv) setting the Chief Executive Officer's compensation in alignment with the annual review and approval of CEO goals and objectives; (v) annual review and approval of total compensation for the executive officers of the Company; (vi) recommending to the Board of Directors submission of all new equity-based incentive plans to the Company's shareholders; (vii) granting options under the Company's equity-based incentive plans; (viii) to the extent required by SEC rules and regulations, reviewing and discussing a Compensation Discussion and Analysis, if any, to be included in the Company's proxy statement or Annual Report on Form 10-K; (ix) periodic review of director compensation levels; (x) approval of any settlement of employment-related lawsuits exceeding $100,000; and (xi) annual performance evaluation of the Committee. The charter of the Compensation Committee does not provide for delegation of its authority.

Outside Compensation Consultants

Early in fiscal year 2009, the Committee directly engaged the services of Towers Perrin, a global consulting firm, to evaluate the Company's management incentive strategies and determine the market competitiveness of compensation levels of the Company's executives and other management personnel. The Committee also reviewed the market competitiveness of the Board of Directors compensation levels. The Company did not engage Towers Perrin for any other services during fiscal year 2009.

In late 2009, the Committee directly engaged the services of RSM McGladrey, a national public accounting and consulting firm, to update the comparison compensation of benchmark public companies and to review the total compensation levels (defined as base salary, short term incentive and long term incentive) of the Company's officers and other employees directly reporting to the CEO. The Company did not engage RSM McGladrey for any other services during fiscal year 2009.

Compensation Philosophy

As an IT services company, we operate in a highly competitive industry. Attracting, retaining and motivating talented executives who will drive our marketplace success is a critical component of our ongoing financial performance. Because of this, our Committee believes that our compensation program should be designed with a dual purpose: to provide a level of total compensation required to attract and retain talented and experienced key executives and to provide rewards to motivate individual performance in a manner designed for us to achieve long-term success and earnings growth. Specifically, the Committee seeks to:

- Provide a total compensation package comprised of base salary and performance-based annual and long-term incentives that are competitive with compensation packages and practices of those peer group companies with which we compete for talent, as well as IT services companies in general;
- Condition a significant portion of executive compensation upon the achievement of our pre-established financial objectives and, if specified by the Committee, upon an executive's individual contribution to the accomplishment of those objectives;
- Align executive compensation with the long-term financial performance of the Company and the interests of our shareholders by providing long-term compensation through stock incentives; and
- Continue to focus on good corporate governance procedures in the establishment of compensation packages and allocation of compensation to employees.

Setting Executive Compensation; Role of Executive Officers

In making decisions with respect to each element of executive compensation, the Committee takes into consideration the impact of the total value of the compensation elements for each executive and all executives as a group with the assistance of compensation consultants as the Committee deems necessary. The Committee from time to time examines the compensation practices of our peer companies representing companies with which we believe we compete in recruiting executive talent. In addition to reviewing compensation levels against those of our peers, our Committee has considered or may consider compensation data from other sources such as proprietary compensation surveys of our compensation consultant, surveys of other human resources consulting firms, information from our internal human resources personnel and other publicly available data.

The Committee meets both in executive session and with the Chief Executive Officer to deliberate and act on compensation matters. In making its compensation decisions, the Committee will consider the input and recommendations from its Chief Executive Officer and the Company's human resources department concerning compensation matters of the Chief Executive Officer as well as other officers, including base salary, cash incentives, stock option and restricted stock awards and severance and change in control arrangements. The Chief Executive Officer may not be present during deliberations or voting relating to his or her compensation.

Nominating and Governance Committee

The members of the Nominating and Governance Committee are Brigid A. Bonner (Chair), Krzysztof K. Burhardt and Joseph T. Dunsmore. All of the members of the Nominating and Governance Committee are "independent" as defined by the listing standards of The Nasdaq Global Market. The Committee held four regular meetings during the fiscal year and took no action without meeting during the fiscal year. Committee members consulted with one another on Committee matters throughout the year.

Nominating and Governance Committee Duties and Responsibilities

The Committee is responsible for: (i) identifying and evaluating individuals qualified to serve on the Board of Directors or to fill open positions and periodically reviewing each incumbent director and new director candidates; (ii) developing and recommending criteria for service on the Board and reviewing the skills composition of members of and candidates for the Board of Directors; (iii) making annual recommendations of individuals for election at the Company's annual meeting or to be added to the Board at other times as necessary; (iv) recommending to the Board of Directors the compositions of the Board's committees and the members to chair the committees; (v) developing, reviewing and revising the Company's corporate governance standards, including size of the Board of Directors, codes of conduct and the orientation and continuing education of Board members; (vi) overseeing organization, membership and evaluation of Board committee members; (vii) requiring each committee and the Board of Directors as a whole to maintain an annual review process to evaluate their performance and overseeing the annual review of and reporting the results of such review to the Board of Directors; and (viii) conducting an annual self-assessment of the performance of the Committee.

A copy of the Nominating and Governance Committee Charter, which has been adopted by the Company's Board of Directors and further describes the role of Committee, is available free of charge in the *Investor Relations* section of the Company's website at *www.analysts.com*.

Policies Concerning Nomination Process

The Nominating and Governance Committee believes that in general candidates for directors should have certain minimum qualifications, including possessing the ability to read and understand basic financial statements; being under 72 years of age (except those directors already serving on the Board prior to December 13, 2002); having experience with the Company's business and industry or experience in general business practices; having high moral character and mature judgment; being an independent thinker who is also able to work collegially with others; and not currently serving on more than four boards of public companies. The Nominating and Governance Committee reserves the right to modify these minimum qualifications from time to time.

The Nominating and Governance Committee will consider those candidates for nomination as a director recommended by shareholders, directors, third party search firms engaged by the Company and other sources. In evaluating director nominees, the Committee considers the following factors: (i) the appropriate size and the diversity of the Company's Board of Directors; (ii) the needs of the Board with respect to the particular talents and experience of its directors; (iii) the knowledge, skills and experience of nominees, including experience in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; (iv) diversity among members of the Board in terms of knowledge, experience, skills, expertise and other demographics that contribute to the Board's diversity; (v) familiarity with domestic and international business matters; (vi) experience with accounting rules and practices; (vii) appreciation of the relationship between the Company's business and changes in the Company's industry and business in general; and (viii) the desire to balance the considerable benefit of board continuity with the periodic injection of the fresh perspective provided by new members. Other factors to be considered may include a history of supporting and instituting change in company culture, business processes, infrastructure or financials; experience with strategic planning; analytical skills; a history of achieving results and success as an executive; current connection to the business world, especially in geographic areas where the Company operates; and experience in the Company's industry, finance, marketing, management, technology, a public company or corporate transactions.

A shareholder who wishes to recommend one or more directors must provide a written recommendation to the Company at the address below. Notice of a recommendation must include the name and address of the shareholder making the recommendation and the class and number of shares such shareholder owns. With respect to the person being recommended, the shareholder should include the recommended person's name, age, business address, residence address, current principal occupation, five-year employment history with employer names and a description of the employer's business, particular experience, qualifications, attributes or skills that lead the shareholder to conclude that this person should serve as a director, disclosure of any involvement in legal proceedings bearing on the fitness of the candidate serve as a director, the number of shares beneficially owned by the recommended person, whether such person can read and understand basic financial statements, and any board membership current held or held during the past five years.

The Nominating and Governance Committee will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation.

Analysts International Corporation
Attention: Secretary
3601 West 76th Street
Edina, MN 55435

Other Corporate Governance Matters

Attendance at Annual Shareholders Meeting

The Company expects directors to attend the Annual Shareholders Meeting and has adopted a formal policy that all directors attend the Annual Meeting. The policy also provides that, in the event that a director is unable to attend the Annual Meeting, the director must send a written notice at least ten (10) days prior to such meeting, or as soon as practicable in the event of sudden or emergent circumstances. All but one of our Board members attended the 2009 Annual Shareholders Meeting.

Code of Ethical Business Conduct and Code of Ethics for Senior Financial Executives

The Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees of the Company and a Code of Ethics for Senior Financial Executives (amended November 4, 2009) (collectively "Codes of Ethics"). The Codes of Ethics are publicly available free of charge in the Investor Relations section of the Company's website at *www.analysts.com*. If any substantive amendments to the Codes of Ethics are made or a waiver granted to the Company's executive officers, including any implicit waiver, from a provision of the Codes of Ethics, the Company will disclose the nature of such amendments or waiver on the Company's website at *www.analysts.com* or in a report on Form 8-K.

Leadership Structure

Since 2003 the Company has had separate individuals serving as Chairman of the Board and as Chief Executive Officer. The CEO is responsible for setting the strategic direction of the Company and managing the day-to-day leadership and performance of the Company, while the Chairman provides guidance to the CEO, sets the agenda for meetings of the Board of Directors and presides over meetings of the full Board. The Company believes this structure strengthens the role of the Board in fulfilling its oversight responsibility and fiduciary duties to the Company's shareholders while recognizing the day-to-day management direction of the Company by its CEO, Andrew Borgstrom.

Oversight of Risk Management

The Company is exposed to a number of risks and has developed a process that (a) ranks and prioritizes identified risks, (b) assigns senior executives ownership of specific areas of risk who are charged with creating risk management action plans, (c) implements and monitors risk mitigation action plans, and (d) encourages internal audit, the Board of Directors and senior executive management to select possible areas of internal audits based on identified risks.

The Board of Directors believes that analysis and management of business risks should be integrated into the Company's strategic plans, and in furtherance of that view the Company and the Board of Directors have initiated a process intended to identify enterprise-wide business risks and provide oversight of those risks. The Board bears overall responsibility for risk management while the Audit Committee is primarily responsible for oversight of risks involving financial and financial reporting matters.

On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's risk management function in the areas of financial matters and financial reporting. In that regard, the CFO meets with the Audit Committee periodically to discuss the risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise the Board of its discussions with the CFO regarding the Company's Risk Management efforts, and the CFO reports to the Board of Directors regularly to apprise the Board of the Company's ongoing risk management efforts.

Communications with the Board

The Board provides a process for shareholders to send communications to the Board or any of the directors. Shareholders may send written communications to the Board or any of the directors c/o Secretary, Analysts International Corporation, 3601 West 76th Street, Edina, MN 55435. All communications will be compiled by the Secretary of the Company and submitted to the Board or the individual directors on a periodic basis.

Certain Relationships and Related Party Transactions

The Securities and Exchange Commission has specific disclosure requirements covering certain types of transactions that we engage in with our directors, executive officers or other specified parties.

We did not, in fiscal year 2009, except as noted below, engage in any transaction, or series of similar transactions, nor do we have any currently proposed transaction, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the Company's average total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, nominees for election as a director, beneficial owners of more than 5% of our common stock or members of their immediate family had, or will have, a direct or indirect material interest. During fiscal year 2009 the Company paid Mr. Woods (our Secretary and one of our directors) $130,000 in fees for providing legal services to the Company on an outsourced basis (as Senior Vice President, General Counsel and Secretary, Mr. Woods' total compensation during fiscal year 2009 as an employee, from January 1, 2009 through September 30, 2009, included $195,192.22 in base compensation, $315.00 in long term disability eligibility and $2,187.00 in group term life insurance). In addition, no officer, director or beneficial owner of 5% of our common stock has been indebted to us in fiscal year 2009.

PROPOSAL NUMBER ONE
ELECTION OF DIRECTORS

Nominees

The Bylaws of the Company currently provide that the Board of Directors shall consist of seven or more directors. The Annual Shareholder Meeting for 2010 will include a vote to amend Section 1 of Article III of the Company's Bylaws to change the minimum number of directors on the Board of Directors, to a range of between five and nine, and to allow the Board of Directors to increase or decrease the number of directors above the minimum number of five (but within the range of five to nine).

The Nominating and Governance Committee recommended to the Board the following persons to be elected as directors of the Company for a term of one year in all cases until their successors are elected and qualified and subject to prior death, resignation, retirement, disqualification or removal from office. Following is information about each nominee, including biographical data for at least the last five years and the particular experience, qualifications, attributes or skills that led the Board to conclude that this person should serve as a director for the Company. Should one or more of these nominees become unavailable to accept nomination or election as a director, the individuals named as proxies on the enclosed proxy card will vote the shares that they represent for the election of such other persons as the Board may recommend. Unless otherwise instructed by the shareholder, the proxy holders will vote the proxies received by them for the Company's nominees named below.

Composition

The Board of Directors believes it is important that the Board be comprised of members whose collective judgment, experience, qualifications, attributes and skills ensure that the Board will be able to fulfill its responsibilities to ensure that the Company is governed in a manner consistent with the interests of the shareholders of the Company and in compliance with applicable laws, regulations, rules and orders, and to satisfy its oversight responsibilities effectively.

The Nominating and Governance Committee identifies individuals qualified to become members of the Board and evaluates both existing members of the Board and candidates for service on the Board. The Committee then makes recommendations to the Board as to the slate of directors to be nominated for election at the annual shareholders' meeting.

When identifying and evaluating candidates for director, the Nominating and Governance Committee considers the general and specific qualifications, experience and characteristics which may have been approved by the Board or determined by the Committee from time to time including qualifications reflecting the individual's integrity, business ethics, strength of character, judgment, experience, competence as a member of the Board, availability and independence. Although the Company has no formal policy regarding diversity, the Nominating and Governance Committee considers diversity in a broad sense when evaluating a director nominee, taking into account various factors including but not limited to differences of viewpoint, professional experience, education, skill, race, gender and national origin.

When considering whether directors and nominees have the requisite judgment, experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to fulfill its responsibilities to ensure that the Company is governed in a manner consistent with the interests of the shareholders of the Company, the Nominating and Governance Committee and the Board of Directors focused primarily on the information discussed in each of the directors' individual biographies set forth below.



Andrew K. Borgstrom, 48,
is the President and Chief Executive Officer of the Company. Mr. Borgstrom joined the Company as President and Chief Executive Officer in December 2009. Prior to his appointment as CEO of the Company, Mr. Borgstrom was the Chief Executive Officer of RapiDemand Corp., a company that assists businesses in developing and implementing growth strategies through mergers and acquisitions, capital raises and strategic consultation, from 2004 until his appointment as President and Chief Executive Officer of the Company on December 14, 2009. Previously, Mr. Borgstrom served as the Chief Executive Officer of T-Systems, Inc., a technology services company, from 2001 to 2004. He has been a member of the Board of Directors since May of 2008, and prior to his appointment as President and Chief Executive Officer of the Company, Mr. Borgstrom served on the Board's Compensation Committee. Among other attributes, skills and qualifications, the Board believes that Mr. Borgstrom is uniquely qualified to serve as a director because of his strong background in executive leadership and IT services companies, believing that this experience would be valuable in management and other aspects of the Company.



Brigid A. Bonner, 49,
is the Senior Vice President of Ecommerce for the Home Service Division of The Schwan Food Company. She is responsible for driving growth by introducing complementary web strategies and a consumer centric, "360 degree" experience for millions of consumers serviced at home each week. Prior to joining The Schwan Food Company, Ms. Bonner served as principal of Bonner Consulting, a firm focused on strategic planning, alignment and business development. From 2003 to 2007, Ms. Bonner served in Senior Executive Positions for multiple divisions within UnitedHealth Group, including Senior Vice President, Strategy and Planning, for OptumHealth, and as Senior Vice President and Chief Information Officer of United Health Technologies. From 2000 to 2002 Ms. Bonner served as Chief Information Officer and Chief Marketing Officer at SimonDelivers.com, an online home grocery delivery company. Ms. Bonner has also previously held executive positions at Target Corporation and IBM. She has been a director since April, 2006, and is the Chair of the Nominating and Governance Committee and a member of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Ms. Bonner is uniquely qualified to serve as a director because of her many years of leadership experience in the information technology field, which is core to the services provided by the Company to its clients.



Krzysztof K. Burhardt, 67,
has over fifteen years of executive experience in the technology field. Since 2000, he has been a partner at Clotho & Associates, a firm specializing in the identification of technical and business ventures. Dr. Burhardt was Vice President Technology at Honeywell International and Honeywell Inc. from May 1998 to August 2000. Previously, he served as Vice President and Chief Technology Officer at Imation Corporation, a data storage products company, and Vice President, R&D at 3M, a worldwide diversified technology company. He has been a director since December 2002, served as Chair of the Board until December, 2009, and is a member of the Compensation and Nominating and Governance Committees. Among other attributes, skills and qualifications, the Board believes that Dr. Burhardt is uniquely qualified to serve as a director based on his strong background in the technology sector, since new technologies can be important factors in the success of the Company.



Joseph T. Dunsmore, 51,
is the Chairman and Chief Executive Officer of Digi International, Inc., a capacity in which he has served since 1999. Mr. Dunsmore also serves as a director with TreeHouse, a non-profit organization, and as a member the Executive Advisory Board of the College of Business Administration, University of Northern Iowa. Mr. Dunsmore has served on Analysts International Corporation's Board of Directors since January 2008 and is a member of the Compensation and Nominating and Governance Committees. Among other attributes, skills and qualifications, the Board believes that Mr. Dunsmore is uniquely qualified to serve as a director based on his successful experience in leading a public company for over ten years.



Galen G. Johnson, 63,
is the Corporate Vice President and Controller at Cargill, Inc., an international provider of food, agricultural and risk management products and services, a position he has held since 1998. Mr. Johnson previously served as Cargill's Vice President and Director of Worldwide Audit and Controller for Cargill's Salt Division. He has been a director since May of 2008 and chairs the Compensation Committee. He is also a member of the Audit Committee. Among other attributes, skills and qualifications, the Board believes that Mr. Johnson is uniquely qualified to serve as a director and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements.



Douglas C. Neve, 54,
was the Executive Vice President and Chief Financial Officer at Ceridian Corporation, a business services company focusing on human resource management and solutions and credit and debit card processing principally for the retail and transportation industries, from February 2005 to March 2007. Prior to Ceridian Corporation, Mr. Neve was a partner at the public accounting firm of Deloitte & Touche LLP from May 2002 to February 2005. He is also a director and Chair of the Audit Committee at Allete, Inc., a diversified public holding corporation. Mr. Neve has been a director since May of 2008, and in December 2009 he was appointed Chair of the Board of Directors. He is also the Chair of the Audit Committee, and previously served on the Board's Nominating and Governance Committee. Among other attributes, skills and qualifications, the Board believes that Mr. Neve is uniquely qualified to serve as a director, Chair of the Audit Committee and as one of the Company's audit committee financial experts because of his significant experience, expertise and background with regard to accounting matters, including his ability to understand generally accepted accounting principles, internal controls over financial reporting and disclosure controls and procedures, and his experience in analyzing and evaluating financial statements, particularly in providing audit-related services to clients in many diverse industries.



Robert E. Woods, 58,
is the principal of Robert E. Woods Professional Association, a law firm. He served as Senior Vice President, General Counsel and Secretary of the Company from January 1, 2008 through September 30, 2009, and was appointed to the Board of Directors on February 24, 2010. Previously, Mr. Woods served as general counsel to Born Information Services, Inc., an information technology services consulting firm (from 2001 through 2005) and Senior Vice President and General Counsel of InsWeb Corporation of Redwood City, California (from 1999 through 2001), He was a shareholder with Briggs and Morgan, P.A. from 1984 through 1999. Among other attributes, skills and qualifications, the Board believes that Mr. Woods is uniquely qualified to serve as a director because of his years of experience in representing technology clients and public companies.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE NOMINEES.

PROPOSAL NUMBER TWO

Approval of Amendments to the Company's Bylaws to Change the Minimum Number of Directors to a Range of Between Five and Nine, and to Allow the Board to Increase or Decrease the Number of Directors Above the Minimum Number of Five (But Within the Range of Five to Nine)

The Board of Directors requests that the shareholders approve amendments to the Company's Bylaws which would change the minimum number of directors to a range of between five and nine, and allow the Board of Directors to increase or decrease the number of directors within that range.

At present, the Company's Bylaws contain a provision which requires that the Board consist of seven or more directors (Article III, Section 1). The Bylaws further provide, in Article VI, that, among other things, the Board of Directors "shall not make or alter any By-Law fixing their . . . number, except the Board may make or alter any By-Law to increase their number."

The Board believes that requiring a minimum number of seven directors in all circumstances can limit the Board's flexibility and require it to engage in a search for new directors at inopportune times. For example, the termination of Mr. Baldwin's employment with the Company in December 2009 also terminated his service on the Board of Directors. As the Board then consisted of only six persons, the Board was confronted with the need to consider a bylaw requirement that it undertake a search for his replacement, whether or not that was in the best interests of the Company at that point in time.

In order to avoid future constraints such as this, and to enable the Board to act in a flexible manner as required by applicable circumstances, the Board requests that the shareholders approve amendments to the Company's Bylaws to change the minimum number of directors to a range of between five and nine, and to allow the Board to increase or decrease the number of directors above the minimum number of five (but within the range of five to nine). The full text of the proposed bylaw amendment is attached as Exhibit A.

Vote Required

Approval of the bylaw amendments set forth in Exhibit A requires the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at the Annual Meeting, where a quorum is present.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOR OF THE BYLAW AMENDMENTS.

PROPOSAL NUMBER THREE

Ratification of Appointment of Independent Registered Public Accounting Firm

Unless otherwise directed by the shareholders, shares represented by proxy at the meeting will be voted in favor of ratification of the appointment of the firm of Deloitte & Touche LLP to examine the accounts of the Company for the fiscal year ending January 1, 2011. Management believes that neither Deloitte & Touche LLP nor any of its partners presently has or has held within the past three years any direct or indirect interest in the Company. A representative of Deloitte & Touche LLP for the current year and the 2011 fiscal year is expected to be present at the annual meeting and will be given an opportunity to make a statement if so desired and to respond to appropriate questions.

Approval of the ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at the Annual Meeting, where a quorum is present.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

Independent Registered Public Accounting Firm's Fees

The following fees were billed by Deloitte & Touche LLP for fiscal years 2009 and 2008:

	FY 2009	FY 2008	% Services Pre-Approved
Audit Fees	$ 342,441	$ 542,102	100%
Audit-Related Fees	25,597	33,000	100%
Tax Fees	10,530	12,500	100%
All Other Fees	0	0	N/A
TOTAL	$ 378,568	$ 587,602	

Audit Fees

Audit Fees are primarily for the annual audit of the Company's financial statements included in the Company's Report on Form 10-K, the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q, and include services that are normally provided by our accountants in connection with statutory and regulatory filings.

Audit-Related Fees

Audit-Related Fees were primarily for services in connection with the annual audit of the Analysts International Savings and Investment Plan.

Tax Fees

Tax Fees paid include fees for services provided in connection with tax consulting and tax return review services.

All Other Fees

The Company paid no other fees to Deloitte & Touche.

Non-Audit Services

The Audit Committee has considered whether provision of the above non-audit services is compatible with maintaining Deloitte & Touche LLP's independence and has determined that such services are compatible with maintaining Deloitte & Touche LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee has established pre-approval policies and procedures in compliance with 17 C.F.R. 210.2-01(c)(7)(i) which include criteria for considering whether the provision of the services would be compatible with maintaining the independence of our registered public accounting firm and a process by which the Audit Committee may approve such audit and non-audit services. The charter for the Audit Committee requires that the Committee review and pre-approve all audit and non-audit services to be performed by the independent auditors. The charter also prohibits the purchase of the non-audit services provided contemporaneously with an audit of the Company. The Audit Committee pre-approved all audit and non-audit services in 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership by Principal Shareholders

The table below sets forth certain information, as of April 5, 2010, as to each person or entity known to the Company to be the beneficial owner of more than 5% of the Company's common stock.[1]

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned[2]	Percent of Class
Bank of America Corporation 100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255	425,360[3]	8.53%
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	473,000[4]	9.49%
Leviticus Partners, L.P. 60 East 42nd Street, Suite 901 New York, NY 10165	423,090[5]	8.49%
Koosharem Corporation 3820 State Street Santa Barbara, CA 93105	263,754[6]	5.29%

(1) As of February 25, 2010, before the Company's one-for-five reverse stock split became effective, there were 24,925,076 shares of the Company's common stock outstanding. Following the reverse stock split that took effect on February 26, 2010, there were 4,985,874 shares of the Company's common stock outstanding (the final number of shares outstanding after the reverse stock split differs by about 850 shares due to the effects of rounding). The security ownership information set forth in the table above has been adjusted to reflect the reverse stock split that took effect on February 26, 2010.

(2) Share ownership numbers have been adjusted to reflect the Company's one-for-five reverse stock split. The Schedules 13D and 13G/A referenced in notes 3-6 below were filed prior to the reverse stock split and, as such, refer to share ownership numbers on a pre-reverse split basis.

(3) As reported in their Schedule 13G/A filed with the SEC on February 1, 2010: Bank of America Corporation has shared voting power with respect to 1,459,950 shares and shared dispositive power with respect to 2,126,800 shares; Bank of America, NA has shared voting power with respect to 1,414,150 shares and shared dispositive power with respect to 2,081,000 shares; Columbia Management Advisors, LLC has sole voting power with respect to 1,414,150 shares, sole dispositive power with respect to 2,069,800 shares and shared dispositive power with respect to 11,200 shares; and Merrill Lynch, Pierce, Fenner & Smith, Inc. has sole voting power and sole dispositive power with respect to 45,800 shares. See note 1 above regarding treatment of the Company's recent reverse stock split for purposes of the beneficial ownership table and accompanying notes.

(4) As reported in its Schedule 13G/A filed with the SEC on February 10, 2010, Heartland Advisors, Inc. ("Heartland"), an investment advisor, and William J. Nasgovitz have shared voting and dispositive power over all of the shares. Mr. Nasgovitz disclaims beneficial ownership of such securities.

(5) As reported in their Schedule 13G/A filed with the SEC on February 8, 2010, Leviticus Partners, L.P. ("Leviticus") has sole voting power and sole dispositive power with respect to 2,000,000 shares, AMH Equity, LLC ("AMH") has sole voting power and sole dispositive power with respect to 115,452 shares. AMH is the general partner of Leviticus. See note 1 above regarding treatment of the Company's recent reverse stock split for purposes of the beneficial ownership table and accompanying notes.

(6) Koosharem Corporation, Sorenson Trust, D. Stephen Sorenson and Shannon P. Sorenson ("Koosharem," "Sorenson Trust," "Stephen Sorenson," and "Shannon Sorenson," respectively) have shared voting and dispositive power over the shares. As reported in their Schedule 13D filed with the SEC on February 1, 2008, Koosharem has shared voting power over 1,080,900 of the shares and shared dispositive power over 1,080,900 of the shares. Sorenson Trust, Stephen Sorenson and Shannon Sorenson each have shared voting power over 1,318,771 of the shares and shared dispositive power over 1,318,771 of the shares. See note 1 above regarding treatment of the Company's recent reverse stock split for purposes of the beneficial ownership table and accompanying notes.

Beneficial Ownership by Management

The table below sets forth certain information, as of April 5, 2010, regarding the beneficial ownership of the outstanding shares held by directors and director nominees, named executive officers in the Summary Compensation Table, and executive officers and directors as a group.(1)

Name	Common Shares(2)	Acquirable Within 60 Days(3)	Total Ownership	Percent of Class
James D. Anderson	2,500	12,500	15,000	*
Elmer N. Baldwin	6,526	75,000	81,526	1.64%*
Brigid A. Bonner	2,000	3,600	5,600	*
Andrew K. Borgstrom(4)	29,400	38,300	67,700	1.36%
Krzysztof K. Burhardt	5,000	9,200	14,200	*
Joseph T. Dunsmore	600	1,200	1,800	*
Eric J. Educate	0	10,000	10,000	*
Michael Gange	2,576	0	2,576	*
Galen G. Johnson	17,600	800	18,400	*
Douglas C. Neve	11,115	800	11,915	*
Michael W. Souders	0	0	0	*
Randy W. Strobel	5,000	30,500	35,500	*
Robert E. Woods	0	0	0	*
All Directors and Executive Officers as a group (13 persons)	82,317	181,900	264,217	5.30%

* Less than one percent.

(1) As of February 25, 2010, before the Company's one-for-five reverse stock split became effective, there were 24,925,076 shares of the Company's common stock outstanding. Following the reverse stock split that took effect on February 26, 2010, there were 4,985,874 shares of the Company's common stock outstanding. The security ownership information set forth in the table above has been adjusted to reflect the reverse stock split that took effect on February 26, 2010.

(2) Except as otherwise indicated, each person possesses sole voting and investment power over the shares shown above.

(3) This number represents shares that can be purchased by exercising stock options which were exercisable, or will become exercisable within 60 days of, the record date.

(4) Mr. Borgstrom's total includes 4,000 shares owned by the Susan Borgstrom Trust, which is a trust for the benefit of Mr. Borgstrom's spouse.

EXECUTIVE COMPENSATION

Summary Compensation Table—Fiscal Years 2009 and 2008

The table below sets forth certain information regarding compensation earned by our Named Executive Officers during the last two fiscal years. Named Executive Officers include persons serving as Chief Executive Officer during fiscal 2009; executive officers who were serving at the end of fiscal year 2009, received total compensation in excess of $100,000 for fiscal 2009 and, excluding the Chief Executive Officer, were among our two most highly compensated individuals (the "Most Highly Compensated Executive Officers"); and additional individuals who would have been included as the Most Highly Compensated Executive Officers but for the fact they were not serving at the end of fiscal year 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation on Earnings[3] ($)	All Other Compensation ($)	Total ($)
Andrew K. Borgstrom[4]	2009	18,000[5]	—	—	300,975[6]	—	—	—	318,975
President and Chief Executive Officer	2008	—	—	—	—	—	—	—	—
Elmer N. Baldwin[7]	2009	467,308[8]	—	—	—	—	1,771	82,001[9]	551,080
Former President and Chief Executive Officer	2008	450,000	—	—	—[10]	—	301	92,148[11]	542,449
Randy W. Strobel[12]	2009	259,615	—	—	—	—	484	39,490[13]	299,589
Senior Vice President, Chief Financial Officer	2008	81,731	75,000[14]	—	137,450[15]	—	14	14,210[16]	308,405
Eric J. Educate[17]	2009	185,096	—	—	69,220[18]	—	122	29,516[19]	283,954
Former Senior Vice President, Sales	2008	—	—	—	—	—	—	—	—
Michael W. Souders[20]	2009	188,077	—	—	—	—	819	180,031[21]	368,927
Former Senior Vice President, Solutions	2008	269,231	4,115	—[22]	72,478[23]	—	93	65,048[24]	410,965
Michael Gange[25]	2009	275,000					399	24,364[26]	299,763
Former Vice President, Professional Services Eastern Region	2008	265,385	50,000	—	57,983[27]	—	75	19,328[28]	392,770

(1) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for fiscal years 2009 and 2008 are included in footnote J to our audited financial statements for fiscal year 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010.

(2) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for fiscal years 2009 and 2008 are included in footnote J to our audited financial statements for fiscal year 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010. These amounts do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(3) Earnings under the Company's nonqualified deferred compensation plan (referred to by the Company as the "Restated Special Executive Retirement Plan," hereinafter "Restated SERP" or the "Plan") attributable to above-market earnings are reported for each executive, as and if applicable. The interest rate for the Plan is determined by the Board of Directors on an annual basis. Above-market earnings are those earnings that exceeded 120% of the applicable federal long-term rate.

(4) Mr. Borgstrom was appointed President and Chief Executive Officer effective December 17, 2009.

(5) This is the amount paid to Mr. Borgstrom during fiscal year 2009 in his capacity of President and Chief Executive Officer. Mr. Borgstrom's employment agreement provides that he will receive base compensation of $390,000 per year and will be eligible to earn a discretionary annual cash incentive, which, in fiscal 2010, shall be not less than $100,000 provided the

Company achieves profitability during at least two consecutive fiscal quarters in fiscal 2010. See the "Narrative Discussion of Executive Compensation" below for additional information. Prior to his appointment, he served on the Company's board of directors beginning in May, 2008, and continues to serve as a director for the Company.

(6) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As part of his employment agreement, on December 17, 2009, the Company granted Mr. Borgstrom an option to purchase 150,000 shares at an exercise price of $3.41 per share (on a post-split basis). One-quarter of that award (as to 37,500 shares) vested immediately and the remainder vest in additional increments of 37,500 shares on December 17 of each of the following three years. The options expire on December 17, 2014. (These figures are on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.)

(7) Mr. Baldwin served as the Company's President and Chief Executive Officer from November 17, 2007 to December 14, 2009.

(8) This is the actual amount paid to Mr. Baldwin during fiscal year 2009. It varies from his annual base compensation of $450,000 because there was one more pay period in fiscal year 2009 than in fiscal year 2008.

(9) Mr. Baldwin's fiscal year 2009 compensation included $70,584 for deferred compensation accruals by the Company for the Restated SERP for Mr. Baldwin (plus the market interest earnings), $7,548 for medical expenses paid as provided in Mr. Baldwin's employment agreement, $1,498 for group term life insurance premiums, $2,020 for club dues and $350 for extended long-term disability coverage premiums (provided to all employees).

(10) The amounts reported in this table for Mr. Baldwin in 2008 do not match the amounts reported in last year's proxy due to the new reporting requirements adopted by the SEC in late 2009, which require the Company to restate the amounts for those years applying the new grant date fair value methodology.

(11) Mr. Baldwin's fiscal year 2008 compensation included $71,172 for deferred compensation accruals by the Company for the Restated SERP for Mr. Baldwin (plus the market interest earnings), $10,381 for medical expenses paid as provided in Mr. Baldwin's employment agreement, $990 for group term life insurance premiums, $7,994 for club dues, $350 for extended long-term disability coverage premiums (provided to all employees) and $1,260 in additional gross-up payments.

(12) Mr. Strobel commenced employment with the Company on August 25, 2008. His employment agreement dated August 25, 2008 provides that he will receive $250,000 per year in base compensation plus be eligible to receive additional incentive compensation. See the "Narrative Discussion of Executive Compensation" below for additional information.

(13) Mr. Strobel's fiscal year 2009 compensation included $38,344 for deferred compensation accruals by the Company for the Restated SERP for Mr. Strobel (plus the market interest earnings), $726 for group term life insurance premiums and $420 for extended long-term disability coverage premiums (provided to all employees).

(14) In accordance with the terms of his employment agreement, Mr. Strobel was paid a $75,000 signing bonus in September 2008.

(15) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As part of his employment agreement, on August 25, 2008, the Company granted Mr. Strobel an option to purchase 50,000 shares at an exercise price of $6.40 per share (on a post-split basis). One-quarter of that award (12,500) options) vested immediately and the remainder vest in additional increments of one-quarter of the award (12,500) on August 25 of each of the following three years. The options expire on August 25, 2018. (These figures are on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.)

(16) Mr. Strobel's fiscal year 2008 compensation included $14,037 for deferred compensation accruals by the Company for the Restated SERP for Mr. Strobel (plus the market interest earnings), $51 for group term life insurance premiums and $123 for extended long-term disability coverage premiums (provided to all employees).

(17) Mr. Educate was employed by the Company as Senior Vice President, Sales, from May 3, 2009 to March 1, 2010. His employment agreement dated May 3, 2009 provided that he was to receive $275,000 per year in base compensation plus be eligible to receive additional incentive compensation. See the "Narrative Discussion of Executive Compensation" below for additional information.

(18) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As part of his employment agreement, on June 2, 2009, the Company granted Mr. Educate an option to purchase 40,000 shares at an exercise price of $3.25 per share (on a post-split basis). One-quarter of that award (10,000) options) vested immediately and the remainder vest in additional increments of one-quarter of the award (10,000) on June 2 of each of the following three years. The options terminate three months after March 1, 2010 (the last date of Mr. Educate's employment with the Company) if not exercised before then. (These figures are on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.)

(19) Mr. Educate's fiscal year 2009 compensation included $27,492 for deferred compensation accruals by the Company for the Restated SERP for Mr. Educate (plus the market interest earnings), $1,779 for group term life insurance premiums and $245 for extended long-term disability coverage premiums (provided to all employees).

(20) Mr. Souders was employed by the Company as the Senior Vice President, Solutions, from July 1, 2008 to August 4, 2009. His employment agreement dated June 24, 2008 provided that he was to receive $300,000 per year in base compensation plus be eligible to receive additional incentive compensation. See the "Narrative Discussion of Executive Compensation"

below for additional information. Mr. Souders was employed by the Company in other capacities prior to his employment agreement of June 24, 2008.

(21) Mr. Souders' fiscal year 2009 compensation included $27,883 for deferred compensation accruals by the Company for the Restated SERP for Mr. Souders (plus the market interest earnings), $220 in club dues, $1,666 for group term life insurance premiums and $263 for extended long-term disability coverage premiums (provided to all employees). Mr. Souders also received compensation in the form of a lump sum severance payment on August 10, 2009 in the amount of $150,000.

(22) Mr. Souders forfeited 2,368 shares (on a pre-split basis) of a stock award in fiscal year 2008 due to the Company not meeting performance-based objectives required for vesting.

(23) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As part of his employment agreement, on June 27, 2008, the Company granted Mr. Souders an option to purchase 25,000 shares at an exercise price of $6.75 per share (on a post-split basis). All of Mr. Souders' options terminated three months after August 5, 2009, the last date of his employment with the Company. (These figures are on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.) The amounts reported in this table for Mr. Souders in 2008 do not match the amounts reported in last year's proxy due to the new reporting requirements adopted by the SEC in late 2009, which require the Company to restate the amounts for these years applying the new grant date fair value methodology.

(24) Mr. Souders' fiscal year 2008 compensation included automobile-related expenses of $32,169. These expenses included a lump sum payment of $20,400 made for discontinuance of the automobile allowance when his new employment agreement became effective in July 2008. In addition, Mr. Souders' 2008 compensation included $30,159 for deferred compensation accruals by the Company for the Restated SERP for Mr. Souders (plus the market interest earnings), $851 in club dues, $1,518 for group term life insurance premiums and $350 for extended long-term disability coverage premiums (provided to all employees). Mr. Souders also received a bonus payment of $4,115 for fiscal year 2008.

(25) Mr. Gange was employed by the Company as Vice President, Professional Services Eastern Region, from June 25, 2008 to December 4, 2009. His employee agreement dated June 25, 2008 provided that he was to receive $275,000 per year in base compensation plus be eligible to receive additional incentive compensation. See the "Narrative Discussion of Executive Compensation" below for additional information.

(26) Mr. Gange's fiscal year 2009 compensation included $13,385 for deferred compensation accruals by the Company for the Restated SERP for Mr. Gange (plus the market interest earnings), and $403 for extended long-term disability coverage premiums (provided to all employees). Mr. Gange also received compensation of fiscal year 2009 in the form of a severance payment in the amount of $10,577.

(27) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As part of his employment agreement, on June 25, 2008, the Company granted Mr. Gange an option to purchase 20,000 shares at an exercise price of $6.75 per share (on a post-split basis). All of Mr. Gange's options terminated three months after December 4, 2009, the last date of his employment with the Company. (These figures are on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.) The amounts reported for 2008 do not match the amounts reported in last year's proxy due to the new reporting requirements adopted by the SEC in late 2009, which require the Company to restate the amounts for these years applying the new grant date fair value methodology.

(28) Mr. Gange's fiscal year 2008 compensation included $14,157 for deferred compensation accruals by the Company plus earnings not at above-market interest rates, $1,151 in club dues, a $3,600 auto allowance and $420 for extended long-term disability coverage premiums (provided to all employees). Mr. Gange also received a bonus payment of $50,000 in fiscal year 2008.

Narrative Disclosure of Executive Compensation and Additional Disclosures

The principal components of compensation for our executives are: (1) base salary; (2) performance-based cash incentive payments (sometimes referred to as "annual incentives"); (3) long-term incentive compensation; (4) non-qualified deferred compensation benefits; and (5) perquisites and other personal benefits. Information concerning the foregoing, the material terms of our named executive officers' employment agreements or arrangements and their fiscal years 2009 and 2008 compensation, a discussion of prior years compensation in some situations to give context to the disclosure provided, and the material terms of plans providing for payments of retirement benefits or payments in connection with resignation, retirement or other termination or change in control follows.

Employment Agreements/Arrangements—Named Executive Officers Currently Employed by the Company

The information provided below relates to Named Executive Officers who are currently employed by the Company.

Andrew K. Borgstrom

Term; Base Salary; Cash (Non-Equity) and Long-Term (Equity) Incentives

Andrew K. Borgstrom is the Company's President and Chief Executive Officer. His employment agreement with the Company provides for an initial term from December 17, 2009 through March 31, 2011 with an option for the Company to extend the term for an additional year. Thereafter, the Employment Agreement will automatically renew for additional one-year periods unless either party provides notice of non-renewal 90 days prior to the expiration of the renewal period. The Employment Agreement provides that Mr. Borgstrom will receive base compensation of $390,000 per year and will be eligible to earn a discretionary annual cash incentive, which, in fiscal 2010, shall be not less than $100,000 provided the Company achieves profitability during at least two consecutive fiscal quarters in fiscal 2010. The Employment Agreement may be terminated by either the Company or Mr. Borgstrom on 90 days notice, with no severance payable.

Stock Options

As part of his employment agreement, on December 17, 2009, the Company granted Mr. Borgstrom an option to purchase 750,000 shares of the Company's common stock at an exercise price of $0.6814 per share. (These figures are on a pre-split basis—after the one-for-five reverse stock split which occurred on February 26, 2010, Mr. Borgstrom holds 150,000 options at an exercise price of $3.4070 per share.) Due to Internal Revenue Code limits (IRC section 422(d)), 588,232 of Mr. Borgstrom's options (117,646 on a post-split basis) were treated as incentive stock options and the remainder (161,768 pre-split; 32,354 post-split) were treated an non-qualified stock options. The options, which were granted pursuant to the Company's 2009 Equity Incentive Plan, have a five-year term. One-fourth (25%) of the options vested on the date of grant (December 17, 2009) with the remainder vesting ratably on the first three anniversaries of the grant date. The entire option becomes fully vested on a change of control.

In January 2009 Mr. Borgstrom separately received option grants covering his service as a non-employee director during 2008 and 2009. The grant for his service as a director during 2008 was for 8,000 shares at an exercise price of $0.45 (1,600 shares at $2.25 post-split), and grant for his service as a director during 2009 was for 8,000 shares at an exercise price of $0.44 (1,600 shares at $2.20 post-split).

Additional Benefits

Mr. Borgstrom's employment agreement provides for the reimbursement of the full cost for family health insurance coverage, including co-pays and deductible amounts for Mr. Borgstrom and family members who are covered by our health insurance plans. During fiscal year 2009, the Company did not reimburse Mr. Borgstrom for any medical expenses, co-pays or deductible amounts. Mr. Borgstrom's employment agreement also provides reimbursement for monthly rental of an apartment in or around Edina, Minnesota (not to exceed a monthly rental cost of $1,600) and either the payment of a lease on a car for Mr. Borgstrom (not to exceed monthly lease cost of $440) or reimbursement for Mr. Borgstrom's personal vehicle expenses (not to exceed $440 per month). The Company also provides in the employment agreement to reimburse Mr. Borgstrom for reasonable airfare for travel between Chicago and Minneapolis (not to exceed four round-trips a month). During fiscal year 2009 the Company did not reimburse Mr. Borgstrom for any additional expenses.

Termination, Severance and Change of Control

Termination for cause

The Company may terminate Mr. Borgstrom's employment for cause. In the event of a termination for cause, the Company shall pay Mr. Borgstrom his full accrued base salary though the date of termination at the rate in effect at the time of such termination, and the Company shall have no further obligations to Mr. Borgstrom, including payment of any form of severance. Any unpaid incentive compensation or performance bonus shall be forfeited if Mr. Borgstrom is terminated for cause.

Termination without cause or by resignation for good reason

Mr. Borgstrom's employment agreement provides that either the Company or Mr. Borgstrom may terminate the agreement (and his employment) without cause with ninety (90) days advance written notice. The employment relationship between Mr. Borgstrom and the Company may also be terminated by mutual agreement of the parties. If the Company terminates Mr. Borgstrom's employment without cause, the Company may provide payments in lieu of the required 90 day notice and no severance is payable.

Change of Control

Mr. Borgstrom's employment agreement with the Company does not contain any "change of control" provisions.

All Other Compensation

As noted in the Summary Compensation Table above, the Company did not pay Mr. Borgstrom any additional compensation during fiscal year 2009.

Randy W. Strobel

Term; Base Salary; Cash (Non-Equity) and Long-Term (Equity) Incentives

Randy W. Strobel is the Company's Senior Vice President and Chief Financial Officer. His employment agreement with us provides for an initial term from August 25, 2008 through December 31, 2010 and automatically renews at the end of the initial term for an additional one (1) year term, subject to nonrenewal requiring at least 90 days' notice by either party. The agreement provides for a minimum base salary of $250,000 annually.

Although Mr. Strobel's employment agreement further provides that he is eligible to earn incentive cash compensation between 0% and 70% of base salary contingent upon achievement of Company performance objectives set by the Compensation Committee and the CEO on an annual basis, he has not received any cash incentive compensation to date. Mr. Strobel's agreement also provides for long-term incentive compensation in the form of stock options or restricted shares as determined in the sole discretion of the Compensation Committee. No stock options or restricted shares were awarded to Mr. Strobel during fiscal year 2009.

Stock Option Grant/Restricted Stock Award

Mr. Strobel's employment agreement provided that upon commencement of employment, he would be granted 250,000 options to purchase shares of the Company's common stock. On August 25, 2008 the Company granted Mr. Strobel those options at an exercise price of $1.28 per share. (These figures are on a pre-split basis—after the one-for-five reverse stock split which occurred on February 26, 2010, Mr. Strobel holds 50,000 options at an exercise price of $6.40 per share.) Twenty-five percent of the options (62,500 pre-split; 12,500 post-split) vested immediately, and the remainder vest in equal increments of 62,500 (pre-split; 12,500 post-split) on the anniversary date of the option grant in each of the three subsequent years. The options have a ten-year term and expire in 2018. The options remain exercisable for three months after termination of employment. In the event of a change of control, the options vest immediately and are fully exercisable.

Deferred Compensation

Mr. Strobel is a participant in the Company's Restated SERP (nonqualified deferred compensation plan.). The amounts of $38,828 and $14,051, incurred by the Company in fiscal years 2009 and 2008, are included in the All Other Compensation column for Mr. Strobel's compensation in the Summary Compensation Table. Additionally, above-market interest earnings in the amounts of $484 and $14 were accrued by the Company in fiscal years 2009 and 2008, respectively, and are reported in the Nonqualified Deferred Compensation earnings column in the Summary Compensation Table.

Termination, Severance and Change of Control

Termination for cause

Under the terms of the employment agreement effective August 25, 2008, the Company may terminate Mr. Strobel's employment for cause by written notice indicating that an event of cause has occurred after which Mr. Strobel has fifteen (15) days to cure the event of cause to the reasonable satisfaction of the Chief Executive Officer. In the event of a termination for cause, the Company is not obligated to pay any form of severance or other compensation to Mr. Strobel. However, if the Company's CEO and Compensation Committee determine, in their sole discretion and in accordance with the performance objectives set forth in the Annual Management Incentive Plan, that Mr. Strobel should be paid incentive compensation for the portion of the fiscal year prior to any such termination for cause, Mr. Strobel shall be paid such amount within thirty (30) days after the Company's CEO and Compensation Committee make such determination.

Termination without cause or by resignation for good reason

Mr. Strobel's employment agreement, effective August 25, 2008, contains certain severance provisions. The Company may terminate Mr. Strobel's employment without cause on thirty (30) days' notice, and Mr. Strobel may resign if he believes good reason to resign exists but must first give the Company written notice of the alleged good reason and an opportunity to cure within fifteen (15) days notice, if feasible. In either of the foregoing situations (unless the Company cures the circumstances giving rise to good reason to resign), after termination of employment, Mr. Strobel will continue to receive his base salary for a period of 12 months (providing he signs a release of all claims against the Company.) The Company will also reimburse Mr. Strobel for all medical insurance premium payments, made under COBRA, for a period of up to six (6) months following the date of resignation.

Change of control

Mr. Strobel and the Company are parties to a Change of Control Agreement effective August 25, 2008, which provides that upon a change of control and subsequent termination without cause or resignation for good reason (as defined in the employment agreement), Mr. Strobel would receive a lump sum payment equal to one (1) times his base annual salary and reimbursement for up to six months of the premiums for continued medical insurance.

All Other Compensation

Aside from amounts discussed in the *Deferred Compensation and Additional Benefits* sections for Mr. Strobel, all other compensation for fiscal year 2009 included $726 in group term life insurance premiums and $420 for extended long-term disability coverage premiums (provided to all employees). All other compensation paid to Mr. Strobel during fiscal year 2008 included $51 in group life insurance premiums and $123 for long-term disability premiums.

Severance Arrangements with Named Executive Officers Who Are No Longer Employed by the Company

The information below provides disclosures as to the severance and other post-employment arrangements with Named Executive Officers who are no longer employed by the Company.

Elmer N. Baldwin (former President and Chief Executive Officer)

Mr. Baldwin was the Company's President and Chief Executive Officer from November 1, 2007 through December 14, 2009. On December 14, 2009, the Board of Directors terminated his employment.

Mr. Baldwin's service as a director of the Company also terminated December 14, 2009 pursuant to the terms of his employment agreement.

On December 23, 2009, the Company entered into a Separation Agreement and Release of Claims with Mr. Baldwin (the "Baldwin Separation Agreement"). The Baldwin Separation Agreement provided, among other things, that the effective date of Mr. Baldwin's termination from the Company was December 14, 2009, with a corresponding employment contract termination date of January 13, 2010. The Baldwin Separation Agreement further provided that Mr. Baldwin would continue to receive his pay and benefits as an employee through January 13, 2010; and that as severance compensation the Company would continue to pay his regular base salary of $450,000 per annum for 12 months beginning January 13, 2010 and would reimburse his medical insurance premium payments under COBRA for a period of up to six months starting February, 2010. In accordance with the requirements of Minnesota law, the Baldwin Separation Agreement provided that Mr. Baldwin had the right to revoke the release of claims contained in the agreement within 15 calendar days after signing the agreement, and also provided a revocation period of seven days after signing the agreement under the federal Age Discrimination in Employment Act. The Separation Agreement included a release of all claims arising out of or relating to Mr. Baldwin's employment with the Company or the termination of that employment. The Baldwin Separation Agreement became effective in January 2010.

Eric J. Educate (former Senior Vice President, Sales)[1]

Mr. Educate was employed by the Company as Senior Vice President, Sales, from May 3, 2009 to March 1, 2010 pursuant to the terms of an Employment Agreement dated May 3, 2009. Mr. Educate resigned from his employment with the Company effective March 1, 2010, with his last day of work being February 10, 2010. In connection with his resignation, the Company and Mr. Educate entered into a Separation Agreement and Release of Claims (the "Educate Separation Agreement") which Mr. Educate signed on February 10, 2010. The Educate Separation Agreement terminated his employment agreement dated May 3, 2009 and provided that he was to receive a single lump sum payment in the amount of $100,000.00 (subject to normal withholdings), payable by check within five (5) business days following the expiration of the 15-day revocation period set forth in the agreement. The Educate Separation Agreement included a release of all claims arising out of or relating to his employment with the Company or the termination of that employment. The Educate Separation Agreement became effective in March 2010 and Mr. Educate received his severance payment on March 5, 2010.

Michael W. Souders (former Senior Vice President, Solutions)

Mr. Souders was employed by the Company as the Senior Vice President, Solutions, from July 1, 2008 to August 5, 2009. He was employed by the Company in other capacities prior to that time.

(1) Although Mr. Educate is no longer employed by the Company, at the end of the last completed fiscal year (2009), he was one of our two most highly compensated executive officers other than the CEO.

Mr. Souders resigned from his employment with the Company effective August 4, 2009 in connection with the Company's sale to Netarx LLC of certain assets related to the Company's value-added reseller business and in that regard Mr. Souders and the Company entered into a Severance Agreement and Release of Claims (the "Souders Severance Agreement").

The Souders Severance Agreement provided, among other things, that Mr. Souders' employment with the Company terminated as of the close of business on August 5, 2009; that he would continue to receive his pay and benefits as an employee through that date; and that he would receive a single lump sum payment in the amount of $150,000.00 (subject to normal withholdings), payable by check within five (5) business days following the expiration of the revocation periods set forth in the agreement. The Souders Severance Agreement included a release of all claims arising out of or relating to Mr. Souders' employment with the Company or the termination of that employment. The Souders Severance Separation Agreement became effective in August 2009 and Mr. Souders received his severance payment on August 10, 2009. All of his stock options terminated three months after August 5, 2009, the last date of his employment with the Company.

Michael Gange (former Vice President, Professional Services Eastern Region)

Mr. Gange was employed by the Company as Vice President, Professional Services Eastern Region, from June 25, 2008 to December 4, 2009. He was employed by the Company in other capacities prior to that time.

In connection with the termination of Mr. Gange's employment, the Company and Mr. Gange entered into a Confidential Severance Agreement and Release of Claims (the "Gange Severance Agreement") which Mr. Gange signed on December 7, 2009. That agreement terminated his employment agreement dated June 25, 2008 and provided that he was to receive 52 weeks of severance pay at his current rate of regular compensation, subject to all required taxes and withholdings, commencing with the first regular payroll period following expiration of the revocation period provided in the agreement. The Gange Severance Agreement included a release of all claims arising out of or relating to Mr. Gange's employment with the Company or the termination of that employment, and became effective in December 2009. During fiscal year 2009 Mr. Gange received severance payments from the Company in the amount of $10,577.

Annual Cash (Non-Equity) Incentive Compensation

In May of 2008, the Compensation Committee engaged in a comprehensive review of the Company's executive compensation policies and structures, including reviewing an extensive report prepared by the Company's Human Resources Department with input from external sources of subject matter expertise, with the view, shared by the Board, that executive compensation arrangements should be structured to reflect rewards for achievement of goals that are consistent with the creation of shareholder value.

Fiscal Year 2009

The Company did not achieve the targeted financial performance for fiscal year 2009 and accordingly, no incentive bonus was paid to the senior management team under the 2009 cash incentive plan.

Fiscal Year 2008

The Company did not achieve the targeted financial performance for fiscal year 2008, and accordingly, no incentive bonus was paid to the senior management team under the 2008 cash incentive plan.

Equity Incentive Compensation

Under the Company's stock option plans, the Compensation Committee has made one-time stock option grants and/or restricted stock awards from time to time to named executives and other employees in connection with entering into an employment agreement, in recognition of individual contributions to our performance or due to our overall financial performance. These plans also allow the Company to continue to make one-time stock option grants to attract and maintain a talented management team for the benefit of our shareholders.

When making such grants, the Compensation Committee takes into account:

- the employee's performance and contribution to our financial performance and operational objectives;
- the number and value of shares awarded and options granted previously to the employee;
- the number of shares available for grant under our plans;
- the value of the shares underlying stock options and restricted stock awards; and
- the overall net stock dilution created by the stock option grants and restricted stock awards.

Deferred Compensation Plan

The Company's deferred compensation plan (also referred to by the Company as the "Restated Special Executive Retirement Plan" or "Restated SERP," hereinafter the "Plan") is unfunded and provides that the Company shall credit amounts to participants' company contribution accounts at the rate of 15% or 5% of the participant's base salary. Participants also may contribute up to 50% of base compensation and up to 100% of bonus compensation payable to the participants during a plan year. Although the Plan is unfunded, the terms of the Plan provide that in the event of a change of control, the Company must, immediately prior to the effective date of the change of control, contribute sufficient funds to a trust to provide for payment of all benefits due to participants under the terms of the Plan.

Earnings on company and participant contributions are compounded annually, at a rate equal to the 10-year Treasury Bill rate in effect as of the January 1st of each year plus 1%, 2% or 3%, as determined by the Board of Directors and communicated to participants from time to time. Such interest adjustments continue until all amounts credited to the participants' company contribution and participant contribution accounts have been distributed according to the participant's distribution election and the terms of the Plan. In fiscal years 2009 and 2008, the rate used for calculating earnings was the 10-year Treasury Bill rate in effect on January 1 of the applicable year, plus 2%.

After termination of employment for any reason, participants are eligible to receive installment payments or lump-sum payments of the accrued value of their accounts depending on whether the participants' distribution election specifies a date for distribution or a lump sum distribution upon termination. If the Company determines that the participant is a "specified employee" as defined in Code Section 409A as of the date of the participant's separation from service, however, payment of the participant's account cannot be made or commence earlier than six months after the date of the participant's separation from service.

During fiscal year 2009, except for Mr. Borgstrom, each of the named executive officers was a participant in the Plan at a company contribution rate of 15% of base compensation. The amount of contribution and interest for each named executive officer participant appears in columns (h) and (i) of the Summary Compensation Table.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) limits deductions for certain executive compensation in excess of $1,000,000 in any given year. Since corporate objectives may not always be consistent with the requirements for full deductibility, our Compensation Committee is prepared, if it deems appropriate, to enter into compensation arrangements under which payments may not be deductible under section 162(m). The Committee will consider deductibility of executive compensation, but deductibility will not be the sole factor used by the Committee in ascertaining appropriate levels or modes of compensation. When it is feasible to do so, we will seek to maximize the deductibility for tax purposes of all elements of compensation under section 162(m) of the Internal Revenue Code. Certain types of compensation are deductible only if performance criteria are specified in detail and payments are contingent upon shareholder approval of the compensation arrangement.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards[1]					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Andrew K. Borgstrom	—	1,600	—	$2.20	1/5/2019	—	—	—	—
	—	1,600	—	$2.25	1/6/2019	—	—	—	—
	37,500	112,500[2]	—	$3.41	12/16/2014	—	—	—	—
Elmer N. Baldwin[3]	75,000[4]	25,000[5]	—	$8.25	11/1/2017	—	—	—	—
Randy W. Strobel	25,000	25,000[6]	—	$6.40	8/25/2018	—	—	—	—
Eric J. Educate[7]	10,000[8]	30,000[9]	—	$3.25	6/2/2019	—	—	—	—

(1) All figures in this table are presented on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.

(2) Mr. Borgstrom's unvested stock options will vest annually in increments of 37,500 on December 17, 2010, December 17, 2011 and December 17, 2012, with an exercise price of $3.41. The options expire on December 16, 2014.

(3) Mr. Baldwin's employment with the Company terminated on December 14, 2009.

(4) Mr. Baldwin's vested options had an exercise price of $8.25 per share and could have been exercised within three months after January 13, 2010 (his employment contract termination date). All of his vested options have terminated as none were exercised before that date.

(5) Mr. Baldwin's remaining unvested stock options were to vest on November 1, 2010 (with an exercise price of $8.25) but they will not vest because his employment with the Company terminated on December 14, 2009.

(6) Mr. Strobel's unvested stock options will vest annually in increments of 12,500 on August 25, 2010 and August 25, 2011 with an exercise price of $6.40. These options expire on August 25, 2018.

(7) Mr. Educate's employment with the Company terminated on March 1, 2010.

(8) Mr. Educate's vested options have an exercise price of $3.25 per share and can be exercised within three months after March 1, 2010 (the last date of Mr. Educate's employment with the Company). All of his vested options will terminate within three months after March 1, 2010 if not exercised before then.

(9) Mr. Educate's unvested stock options will not vest because his employment with the Company terminated on March 1, 2010.

Director Compensation—2009 Fiscal Year

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2][3] ($)	Option Awards[4][5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Nonqualified Deferred Compensation Earnings[7] ($)	All Other Compensation ($)	Total ($)
Brigid A. Bonner	$28,000	$440	$1,951	—	—	—	$30,391
Andrew K. Borgstrom[8]	$25,000	$890	$3,947	—	—	—	$29,837
Krzysztof K. Burhardt	$55,500	$880	$2,927	—	—	—	$59,307
Joseph T. Dunsmore	$29,000	$440	$1,951	—	—	—	$31,391
Galen G. Johnson	$30,500	$890	$3,947	—	—	—	$35,337
Douglas C. Neve	$36,500	$890	$3,947	—	—	—	$41,337

(1) All figures in this table are presented on a post-split basis and reflect the one-for-five reverse stock split which occurred on February 26, 2010.

(2) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote J to our audited financial statements for the fiscal year ended January 2, 2010 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010.

(3) In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2009, on January 5, 2009 each director received an annual equity grant of 200 shares (as chair, Dr. Burhardt's annual equity grant for fiscal year 2009 was 400 shares). On January 6, 2009 and for their service as directors during 2008, the Company awarded 200 shares to each of the three directors who joined the Board during 2008 (directors Borgstrom, Johnson and Neve). The aggregate and cumulative number of outstanding stock awards at the end of fiscal year 2009 for each director (provided for service as a director) was as follows: Ms. Bonner—1,800; Mr. Borgstrom—400; Dr. Burhardt—4,800; Mr. Dunsmore—400; Mr. Johnson—400; and Mr. Neve—400. All awards are fully vested.

(4) This amount represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote J to our audited financial statements for the fiscal year ended January 2, 2010 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010.

(5) In accordance with compensation policies previously established by the Board of Directors and for their service as directors during fiscal year 2009, on January 6, 2009 options to purchase 1,600 shares of the Company's common stock (as Chair, Dr. Burhardt's annual option grant for 2009 was 2,400 shares) were granted to all directors at an exercise price of $2.20. These options vest in increments of 25% annually over four years beginning January 5, 2010. On January 6, 2009 and for their service as directors during 2008, options to purchase 1,600 shares of the Company's common stock were granted to each of the three directors who joined the Board during 2008 (directors Borgstrom, Johnson and Neve) at an exercise price of $2.25. The aggregate and cumulative number of outstanding stock options at the end of fiscal year 2009 for each director (provided for service as a director) was as follows: Ms. Bonner—6,400; Mr. Borgstrom—3,200; Dr. Burhardt—12,800; Mr. Dunsmore—3,200; Mr. Johnson—3,200; and Mr. Neve—3,200.

(6) We do not maintain a non-equity incentive plan for members of the Board of Directors.

(7) We do not maintain defined benefit or pension plans for members of the Board of Directors.

(8) Mr. Borgstrom received compensation for his services as a director until December 17, 2009 when he was appointed President and Chief Executive Officer of the Company. As an employee of the Company after that time, he is not compensated for his services as a director.

Narrative Disclosure of Director Compensation

Annual Retainers; Board Meeting Fees; Committee Meeting Fees

Non-employee directors receive an annual retainer of $20,000, payable quarterly, plus expenses, except that during fiscal year 2009 the Chair of the Board of Directors received a retainer of $55,500, paid quarterly, plus expenses. (Employee and related-person directors do not receive compensation for their services as directors.) Non-employee directors, including the Chair, also receive fees of $1,000 for each Board of Directors meeting attended. Committee chairs receive $1,500, and non-chair committee members receive $1,000, for each committee meeting attended.

Equity Compensation

A portion of our directors' annual compensation includes annual stock option grants and stock awards. On the first business day after the first of each calendar year, the Chair of the Board is granted an option to purchase 2,400 shares of our common stock (on a post-split basis) while the other non-employee directors are granted options to purchase 1,600 shares of our common stock (on a post-split basis). The exercise price of the options is the fair market value of our common stock at the close of trading on the date of grant. Each option has a term of ten years and becomes exercisable in four equal installments commencing on the first anniversary of the date of grant and continuing for the three successive anniversaries thereafter. In the event of the retirement (as defined in the Plan), disability or death of a non-employee director, all options granted to such director under the 2004 Equity Incentive Plan (as amended May 25, 2006) are immediately exercisable. In addition, on the first business day of each calendar year, the Chair of the Board receives 400 shares of our common stock (on a post-split basis) and the other non-employee directors receive 250 shares of common stock (on a post-split basis) from the 2004 Equity Incentive Plan (as amended May 25, 2006).

Indemnification

Our Bylaws instruct us to indemnify our directors and officers to the fullest extent to which officers and directors may be indemnified under Minnesota corporate law.

Report of the Audit Committee

The role of the Audit Committee is to oversee the Company's financial reporting process. Management is responsible for the Company's financial statements and reporting process, including the Company's systems of internal controls. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America. A copy of the Audit Committee Charter, which was revised and adopted by the Company's Board of Directors on November 4, 2009, further describes the role of the Audit Committee in overseeing the Company's financial reporting process. The Charter is available free of charge on the Company's *Investor Relations* page of its website.

In performing its functions, the Audit Committee reports that:

- The Committee met with the Company's independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting;
- The Committee reviewed and discussed with management the audited financial statements included in the Company's Annual Report, management's representations regarding the financial statements and the Company's internal controls;
- The Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards AU § 380), as modified, amended or supplemented;
- The Committee received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and discussed with them matters relating to their independence;
- The Committee received information from management and the independent registered public accounting firm with respect to non-audit services provided by the Company's independent registered public accounting firm, and considered whether the provision of those services is compatible with maintaining the auditors' independence; and
- The individual Committee members and the Committee as a whole comply with the independence requirements set forth in applicable regulations.

Based upon its reviews and discussions with the independent registered public accounting firm and management, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2010 for filing with the Securities and Exchange Commission.

Douglas C. Neve, Chair
Galen Johnson
Brigid A. Bonner

Members of the Audit Committee

OTHER INFORMATION

Other Business

The three proposals that have been properly submitted for action by shareholders at the Annual Meeting are as listed in the Notice of Annual Meeting of Shareholders. Management is not aware of any other items of business which will be presented for shareholder action at the Annual Meeting. Should any other matters properly come before the meeting for action by shareholders, the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

2011 Shareholder Proposals

Any appropriate proposal submitted by a shareholder of the Company and intended to be presented at the 2011 Annual Meeting of Shareholders must be received by the Company by December 27, 2010, to be considered for inclusion in the Company's proxy statement and related proxy for the 2011 Annual Meeting.

Also, if a shareholder proposal intended to be presented at the 2011 Annual Meeting but not included in the Company's proxy statement and proxy is received by the Company after March 12, 2011, then management named in the Company's proxy form for the 2011 Annual Meeting will have discretionary authority to vote shares represented by such proxies on the shareholder proposal, if presented at the meeting, without including information about the proposal in the Company's proxy material.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors, and executive officers, and persons who beneficially own more than ten percent (10%) of the Company's Common Stock, to file with the Securities and Exchange Commission ("Commission") initial reports of beneficial ownership and reports of changes in beneficial ownership of common shares of the Company. Specific due dates for those reports have been established, and the Company is required to disclose in this Proxy Statement any failure to file by those due dated during fiscal 2009. Directors, officers and greater than ten percent shareholders are required by the regulations of the Commission to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, or written representations that no other reports were required, the Company believes that during the fiscal year ended January 2, 2010, all Form 3, Form 4 and Form 5 filing requirements were met for fiscal year 2009, except for one report and one report for one transaction for Mr. Educate.

ANNUAL REPORT/FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2010, including financial statements and a list of exhibits to such Form 10-K, accompanies this Notice of Annual Meeting and Proxy Statement.

The Company will furnish to any such person any exhibit described in the list accompanying the Form 10-K free of charge. Requests for a copy of the Form 10-K and/or any exhibits(s) should be directed to the Secretary of Analysts International Corporation, 3601 West 76th Street, Edina, MN 55435. Your request must contain a representation that, as of April 5, 2010, you were a beneficial owner of shares entitled to vote at the 2010 Annual Meeting of Shareholders.

By the Order of the Board of Directors



Robert E. Woods
Secretary

Whether or not you plan to attend the meeting, please fill in, date and sign the proxy exactly as your name appears thereon and mail it promptly in the envelope provided with the proxy card, or vote your shares over the Internet or telephone by following the instructions on the proxy card.

Exhibit A

**AMENDMENT TO THE
BYLAWS OF
ANALYSTS INTERNATIONAL CORPORATION**

In accordance with the provisions of Article VI of the Bylaws of Analysts International Corporation, as amended and restated December 13, 2002, Section 1 of Article III of said Bylaws shall be changed to read in its entirety as follows:

Section 1. The business and property of the corporation shall be managed by the Board of Directors, consisting of not less than five, nor more than nine, members. The Board of Directors shall from time to time determine the number of directors within the range of five to nine. The term of each director shall continue until the next regular meeting of the corporation or until a successor is elected and qualified.

All other provisions of the By-Laws shall remain in full force and effect and unchanged by this Amendment.

# # # # # # #

CORPORATE INFORMATION

Transfer Agent

The Company's Transfer Agent is Wells Fargo Bank, National Association. You may contact Wells Fargo Shareowner Services[SM] as follows:

Internet:
Shareowner Online—***www.shareowneronline.com***
24 hours a day, 7 days a week

(From this site, you may also contact Wells Fargo Shareowner Services via email by clicking "Contact Us" on the bottom of the web page. The next page you will be routed to has a secured *"email us"* link)

Telephone
(800) 468-9716
Use Wells Fargo Shareowner Services automated system 24 hours a day, 7 days a week. Or speak with a customer service representative from 7:00 a.m. to 7:00 p.m. Central Time, Monday through Friday.

Mail
Shareowner Services
PO Box 64874
St Paul, Minnesota 55164-0874

Courier
Shareowner Services
161 North Concord Exchange
South St Paul, MN 55075

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling (952) 835-5900.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 50 South Sixth Street, Suite 2800, Minneapolis, Minnesota 55402

Corporate Headquarters

Our corporate headquarters are located at 3601 W. 76th St., Fifth Floor, Edina, Minnesota 55435.

Corporate Governance

The Company maintains a website at *www.analysts.com*. Visitors to the Company website can view and print copies of the Company's SEC filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after the filings are made with the SEC. Copies of the Company's Code of Ethical Business Conduct and its Code of Ethics for Senior Financial Executives are available through the Company website. Alternatively, shareholders may obtain, without charge, copies of all of these documents, as well as additional copies of this report, by writing to Investor Relations at the Company's headquarters. Please note that the information contained on the Company's website is not incorporated by reference in, or considered to be a part of, this document.

LEADERSHIP INFORMATION

Independent Directors

Ms. Brigid A. Bonner

Dr. Krzysztof K. Burhardt

Mr. Joseph T. Dunsmore

Mr. Galen G. Johnson

Mr. Douglas C. Neve

Executive Officers

Andrew K. Borgstrom,
President and
Chief Executive Officer

Randy W. Strobel,
Senior Vice President,
Chief Financial Officer

James D. Anderson,
Senior Vice President,
East Region and Solutions

Brittany B. McKinney,
Senior Vice President,
Central Region

Christopher T. Cain,
Senior Vice President,
West Region

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2010

Commission File number 0-4090

ANALYSTS INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	**41-0905408**
(State of incorporation)	(I.R.S. Employer Identification No.)
3601 West 76th Street, Minneapolis, Minnesota	**55435**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(952) 835-5900**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.10 per share
(Title of class)

Common Share Purchase Rights
(Title of class)

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (Common Stock) held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (July 4, 2009) was $15,204,296 based upon the closing price as reported by Nasdaq.

As of February 22, 2010, there were 24,925,076 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant's definitive proxy statement which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	11
Item 2.	Properties	11
Item 3.	Legal Proceedings	11
Item 4.	Submission of Matters to a Vote of Security Holders	11

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements and Supplementary Data	31
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	55
Item 9A(T).	Controls and Procedures	55
Item 9B.	Other Information	56

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	56
Item 11.	Executive Compensation	
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	
Item 13.	Certain Relationships and Related Transactions, and Director Independence	
Item 14.	Principal Accounting Fees and Services	

PART IV

Item 15.	Exhibits, Financial Statement Schedules	58

SIGNATURES 66

PART I

Item 1. Business.

Company Overview

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is an information technology (IT) services company. We employ approximately 1,000 professionals, management and administrative staff and are focused on serving the information technology needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

From IT staffing to project-based solutions, AIC offers a full range of services designed to help businesses and government agencies drive value, control costs and deliver on the promise of a more efficient and productive enterprise. Our customers rely on us to provide technical resources on demand and the expertise they need to augment their existing teams and help transform their business. Our people share a personal commitment to delivering value by leveraging our collective experience, performing to client requirements and operating with the highest levels of integrity.

Service Offerings

IT Staffing

AIC provides quality IT professionals on demand. We supply consultants across a number of technology disciplines to companies in diversified markets. Utilizing our strong recruiting capability and maintaining an active AIC consultant community, we recruit qualified employees, train them on the latest technologies and stress the importance of forging long-lasting, personal connections with our customers. Our consulting community is comprised of full-time, permanent employees, temporary and contract professionals; as well as a network of high quality subsuppliers. Our core competencies are in the areas of project management, business analysis, application development, systems architecture and technical support.

Our customers benefit from:

- Our extensive network of qualified IT professionals;
- Our more than 40 years of experience in the IT staffing industry—our understanding of the labor market, the demands of emerging technologies, the requirements of complex organizations and the competitive pricing and compensation rates for quality IT professionals;
- Our recruiting process which is designed to source, qualify and quickly respond with highly-skilled IT professionals;
- Our company-wide commitment to quality in all aspects of the business.

Project-Based Solutions

We complement our core IT staffing services by offering customers specialized project-based services that include project managers and project teams that deliver custom application and systems integration solutions. We have a number of specialty practice areas and deliver these solutions through teams deployed at customer sites or at offsite development locations.

Public Sector Solutions

AIC's public sector solutions are designed to help law enforcement professionals make more informed decisions, solve crimes, combat terrorism and protect our nation's communities. Our government solutions include the following:

- Justice Integration and Business Process Optimization—We connect systems to share information and automate business processes, leveraging national standards such as the National Information Exchange Model (NIEM) and other proven technologies.
- Government Business Intelligence—We design and deploy systems that collect, analyze and disseminate critical information to improve situational awareness, help make informed decisions, solve crimes, combat terrorism and protect our nation's communities.
- Inter-State Information Sharing—We connect systems between the states and also with the Federal Government to share justice information.
- Strategic Planning—We advise customers on the optimal means to organize, plan, architect and govern technology initiatives in support of their mission and business goals.

Lawson Solutions

AIC has been a certified Lawson partner since 1995 and we have successfully implemented thousands of successful Lawson projects across the United States. AIC provides a full suite of Lawson enterprise resource planning (ERP) enhancement, implementation and management services so that our customers can customize offerings to address specific technical, functional or business requirements across their enterprise.

Microsoft Solutions

As a Microsoft Gold Certified Partner, AIC is focused on helping customers leverage Microsoft technologies to increase the efficiencies and improve the effectiveness of their operations. We offer our customers a broad range of Microsoft-based services, including portals and collaboration, application development and systems integration, business intelligence and data solutions. We are nationally recognized as a Microsoft Partner in the public sector and support our Lawson solutions through our deep skills in Microsoft technology. Our Microsoft designations and recognition signify our commitment to excellence in designing and implementing Microsoft solutions.

Fiscal 2009 Business Development

Sale of the Company's Value Added Reseller ("VAR") Assets

We entered into and closed on an asset sale agreement on August 4, 2009 for our VAR operations. In consideration for the assets sold, which were primarily customer contracts, and the liabilities transferred, we received $3.0 million in cash at closing and, based on the number of customer contract assignments received prior to December 31, 2009, we earned an additional $0.5 million in cash payable to us in August 2010 which is recorded in Prepaid expenses and other current assets on our Consolidated Balance Sheets. We recorded a gain on the sale of the net assets of $0.1 million in fiscal 2009.

We believe the sale of the VAR assets will significantly impact our future operations. For fiscal 2009, the VAR operations generated revenues of approximately $21.4 million and had an unfavorable contribution margin of approximately $0.7 million.

Customer Information

Approximately 95 percent of our annual revenue is from services and products provided to our existing customer base, which consists primarily of Fortune 500® companies. This high percentage of repeat business demonstrates our commitment to customer satisfaction and the development of long-term relationships with customers who have an ongoing need for the types of services we provide. Many of our customer relationships go back more than a decade, some as far back as 25 years.

We provide services to a wide range of industries. Excluding the VAR operations, our revenue for fiscal 2009 was derived from services rendered to customers in the following industry groups:

	Approximate Percent of Fiscal 2009 Revenue
Manufacturing	35.5%
Government	17.3%
Business & Technology Services	14.4%
Energy	10.6%
Finance & Insurance	5.1%
Communications	5.0%
Retail	3.9%
Utilities	3.2%
Healthcare	2.4%
Other	2.6%

We provided services to more than 500 customers during fiscal 2009. Consistent with practices in prior years, we rendered these services predominantly on a time and materials hourly rate basis under which invoices for services rendered were typically submitted no less frequently than monthly.

International Business Machines Corporation ("IBM") has been a significant customer of ours for many years and represents the only customer relationship we have that exceeds 10% of our total revenue. The services we provide to IBM are predominantly in the area of IT staffing. The IBM business accounted for approximately 11%, 13% and 14% of our total revenue for fiscal 2009, 2008 and 2007, respectively.

Sales and Operations

We provide our services principally at customer locations with the support from 17 local and regional sales and delivery offices throughout the United States. Our sales personnel serve customers in local markets as well as on a national basis and generally have over ten years of experience in our industry. Our sales and delivery personnel utilize the services performed by our centralized sales support and administrative functions.

Our compensation programs for sales and recruiting personnel are intended to provide incentives for higher margin business and the delivery against our designated strategic business development goals.

Personnel

Our business is dependent on our ability to attract and retain talented personnel to serve our customers. Our staff consists of 1,015 personnel. Of these, 878 are IT professionals and 137 are individuals who work in sales, recruiting, management, delivery, administrative and support positions. We believe that our relationship with our employees is good. No employees are covered by a collective bargaining agreement or are represented by a labor union. AIC is an equal opportunity employer.

Competition

We compete with the computer consulting and/or IT staffing divisions of several large companies (including Adecco (Ajilon), MPS Group (Modis), TEKsystems, and Spherion) on a national basis. These organizations are substantially larger than us in terms of sales volume and personnel and have substantially greater financial resources.

We also compete with other national IT services companies such as Computer Task Group, Comforce, Ciber, Inc., Comsys IT Partners, Tech Team Global and RCM Technologies, Inc.

Our branch offices compete in local markets with numerous regional and local IT services firms. Most of these competitors are approximately the same size as or smaller than our local office, although in certain market areas they are larger than our local office.

Principal competitive factors in the IT services business include technical expertise, the ability to hire quality technical personnel on a timely basis, responsiveness to customers' staffing needs in a broad spectrum of skill sets, reputation, credibility, service delivery models and tools, and bill rates. We believe we are competitive in all these respects.

Available Information

We maintain our website at www.analysts.com and make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, in the Investor Relations section of the website as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC").

Other Matters

Our principal executive office is located in Minneapolis, Minnesota. Raw materials, seasonality, compliance with environmental protection laws, and patents, trademarks, licenses, franchises, research and development and other concessions are not material to an understanding of our business. No portion of our business is subject to re-negotiation of profits at the election of the government. No material governmental approval is required for any of our principal products and services and no existing or probable governmental regulations are material to an understanding of our business. Backlog is not material because nearly all of the Company's contracts for services, including contracts with the government (which in the aggregate are not material), are terminable by either the customer or the Company on notice of 30 days or less.

Item 1A. Risk Factors

The economic downturn has had a negative effect on our business, causing our revenues to decline and adversely affecting our results of operations, cash flows and financial condition.

The financial crisis of 2008 and 2009 made conducting our business more difficult. The economic recession of 2008 and 2009 caused some of our customers to reduce their spending related to technology, which resulted in (and may continue to result in) reductions in our business. Our results of operations are affected by the level of business activity of our customers, which in turn, is affected by the local, regional and global economic conditions in which they operate. If our customers reduce, delay or cancel spending on their IT projects or infrastructure, that decision could result in a reduction in sales of our services and products, longer sales cycles and increased competition. There can be no assurances that the recession has, in fact, ended or that government responses to the disruptions in the financial markets will restore spending to previous levels. A continuation or worsening of the economic downturn could negatively affect our results of operations, cash flows and financial condition. Further, we may not be able to benefit from the strengthening in business activity levels experienced by some of our competitors during the fourth quarter of 2009 and expected during 2010. If so, our revenues, gross margins and earnings per share could continue to be depressed.

Our business depends on our ability to successfully obtain payment from our customers. We evaluate the financial condition of our customers, bill the customers, and typically collect amounts due from our clients. We maintain allowances against receivables, but actual losses on customers balances could differ from those estimates. In addition, timely collection of customers balances depends on the business health of our customers. As a result, any continuance or worsening of the economic downturn could result in our clients seeking to extend payment terms, delay payments or to enter into bankruptcy or liquidation, any of which would negatively affect our ability to collect client balances on a timely basis which would negatively affect our results of operations, cash flows and financial condition. Further, we depend on several large customers for a significant portion of our revenues and, generally, do not provide services to our customers under the terms of long-term contracts. Termination or reduction of services as a result of the economic downturn by one or more of our large customers could adversely affect our business.

Intense competition within the IT staffing industry may result in a loss of market share or lower bill rates, both of which could adversely affect our business.

The market for our services is extremely competitive and fragmented. Intense price competition in the area of IT staffing, continued pressure on billing and customers' continued requests for discounts, rebates and price concessions involving lower cost models for IT staffing services will continue to exert downward pressure on our operating results and could adversely affect our operating results. Management expects that our customers will continue, for the foreseeable future, to request lower cost offerings for IT staffing services through e-procurement systems, extremely competitive bidding processes, the granting of various types of discounts, engagement of vendor management organizations and the use of offshore resources, all of which tend to lower our gross margins. Our ability to respond to customer requests for lower pricing or to provide other low-cost solutions in this area of our business will have a direct effect on our performance. If we are unable to maintain or increase (a) the number of hours billed by our consultants, (b) their current billing and/or utilization rates or (c) the gross margins we realize from their work, our financial results will be negatively affected. Additionally, stiff competition, especially in our core IT staffing business, may also require us to accept less favorable contractual terms, especially in the area of limitations on liability (with respect to both direct and consequential damages) and indemnification. We are also experiencing pressure from some customers who desire to utilize companies with larger market capitalization than ours for their IT staffing needs.

Additionally, many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do and as a result, may be able to adjust to changing market conditions and respond to customer demands more effectively. They may also have greater resources to devote to the development of new technologies, products and services. It is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and acquire significant market share. If this were to occur, it could have an adverse effect on our business, results of operations and financial condition. We expect highly competitive conditions in the market for IT staffing services to continue for the foreseeable future.

Our success is directly dependent on our ability to attract, motivate and retain qualified technical personnel. Increased competition for these individuals may adversely affect our business.

Our ability to quickly identify, attract, retain and motivate qualified technical personnel, especially during an economic recovery, will affect our results of operations and our ability to grow in the future. Competition for qualified personnel is intense and consultant turnover can be high. Further, we may face increases in employment-related costs for our consultants, such as higher health care and unemployment taxes. If we are unable to hire or retain the talent required by our customers in a timely, cost-effective manner and with mutually beneficial pay rates and benefit packages, it will affect our ability to operate our business and stabilize or improve our financial performance.

We do not maintain an "offshore" outsourcing center to provide lower-cost IT services to our customers.

The use of "offshore" outsourcing and development centers, particularly in India, has become relatively commonplace for domestic providers of IT services. The use of offshore IT service providers has tended to slow growth in domestic IT staff augmentation revenue for companies such as ours. Further, a significant amount of IT staffing and project work has been replaced by offshore resources. At present, we do not have an "offshore" outsourcing or development center and do not have any strategic alliances with a partner to provide offshore alternatives. This may adversely affect our revenue growth and profitability.

We may be unsuccessful in restoring the company to profitability and increasing shareholder value.

Our current strategic plan includes the attainment of several objectives including:

- restore profitability;
- achieve industry standard gross margins;
- increase revenues;
- close fiscal 2010 with 1,000 IT staffing professionals; and
- build cash to invest in our future strategy;

We were not successful in achieving our goal of increasing revenue and achieving profitability during fiscal 2009. The improvements achieved in our gross margins have been attenuated by the lower volumes of business and the effect of the economic downturn. If we are unable to increase our revenues or achieve one or more of the other objectives listed above, we may fail to restore profitability and increase shareholder value.

Our ability to manage our working capital and our credit facility is critical to our success.

From time to time, our operations may require more cash than is available from operations. In these circumstances, it may be necessary to borrow from credit facilities. Our ability to obtain financing in the future through credit facilities will be affected by several factors including our creditworthiness, our ability to operate in a profitable manner and general market and credit conditions. An inability to obtain additional working capital on terms reasonably acceptable to us or access to our existing credit facility, should it be required, could have an adverse material effect on our business. We believe our working capital and the availability under our existing credit facility will be sufficient for the foreseeable needs of our business. Significant changes in our business or cash outflows from operations could create a need for additional working capital. We may be unable to obtain necessary financing on terms reasonably acceptable to us. Reflecting a concern about the recent stability of the financial markets generally, some lenders and institutional investors have reduced funding to borrowers. A lack of available credit or continued reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity.

Our ability to maintain and invest in our business requires sufficient bank credit lines to support short-term borrowings. If we are unable to continue to access the capital markets through short-term borrowings, we could experience a material adverse effect on our business and financial results. Our $15.0 million credit line, which expires on September 30, 2012, includes a number of significant financial and operating restrictions. For example, the total amount available for borrowing under the facility fluctuates based on our level of eligible accounts receivable and is subject to reduction at the discretion of the lender. These provisions may limit our ability to conduct our business, take advantage of business opportunities and respond to changing business, market and economic conditions. In addition, they may place us at a competitive disadvantage relative to other companies that may be subject to fewer, if any, restrictions on may otherwise adversely affect our business. Failure to comply with the requirements of our credit agreement could have a material adverse effect on our business.

The loss of the services of one or more of our key personnel or the inability to attract key personnel could weaken our ability to deliver quality services and could adversely affect our business.

We are substantially dependent on certain key employees and we are dependent on the services of our executive management team to direct efforts related to execution of our strategic plans. We are also dependent on certain personnel to maintain critical existing customer relationships and attract new business. The loss of one or more of these key personnel could have an adverse effect on our operations, including our ability to execute our strategic plans, maintain existing customer relationships or attract new customers in the context of changing economic or competitive conditions. If we are unable to attract and retain key personnel to perform these services, our business, results of operations and financial condition could be adversely affected.

If we are unable to satisfy the Nasdaq Global Market's continued listing requirements, including a minimum price per share of $1.00, our common stock may be delisted, which would likely impair the liquidity and the value of our common stock

On September 15, 2009, we received a letter from the Nasdaq Listing Qualification department indicating that, for the last 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Marketplace Rule 5450(a)(1) (the "Bid Price Rule"). In accordance with the Bid Price Rule, we have 180 calendar days, or until March 15, 2010, to regain compliance.

We currently do not meet the initial listing requirements for the transfer of the listing of our common stock to the Nasdaq Capital Market. As a result, our Board of Directors has approved a one for five reverse stock split intended to allow us to regain compliance with the Bid Price Rule, with an effective date of February 26, 2010.

To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for a minimum period of 10 consecutive business days. Based on the recent average closing price of our common stock, we anticipate the reverse stock split will initially result in a market price for our common stock of approximately $2.50. There can be no guarantee that our common stock will continue to trade at or above this price or that the reverse stock split will ultimately prevent us from being delisted. In the event the Company does not regain compliance with the Bid Price Rule by March 15, 2010. Nasdaq will provide us with written notification that our securities are subject to delisting, which we could then appeal to a Nasdaq Listings Qualifications Panel pursuant to applicable Nasdaq rules.

If our common stock is delisted from the Nasdaq Global Market, and we remain unable to transfer the listing of our common stock to the Nasdaq Capital Market, trading in our common stock would likely be conducted on the OTC Bulletin Board, a regulated quotation service. If our common stock is delisted from Nasdaq, the liquidity of our common stock may be reduced, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock. Delisting could also result in a loss of confidence by our suppliers, customers and employees.

Forward-Looking Statements

This Form 10-K contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) about: (i) our expectations and beliefs with respect to the economic recession, the volatility of the capital markets, lending standards in the credit markets, and the recent general downturn in the global economy, as well as our assumptions with respect to the impact these economic conditions will have on our business, (ii) our strategic plans and the objectives of those strategic plans, including our plans to attain profitability during the second half of fiscal year 2010, (iii) our expectations with respect to demand for our services and continuing pressure from customers to request lower cost offerings for IT staffing services, (iv) our expectations with respect to competition in our industry and our ability to compete, (v) our beliefs regarding the adequacy of our working capital and our ability to meet the requirements of our credit facility or to obtain a replacement credit facility on commercially reasonable terms, and (vi) our expectations with respect to our financial results and operating performance. These statements could affect our plans, anticipated operating results, and/or financial condition You can identify these statements by the use of words such as "anticipate," "estimate," "expect," "should," "project," "forecast," "intend," "plan," "believe," "will," and other words and terms of similar meaning or import, or variations thereof, in connection with any discussion of future operating or financial performance.

Among the factors that could cause our estimates and assumptions as to future performance, and our actual results to differ materially, are: (i) our inability, in whole or in part, to implement or execute our strategic plans, (ii) our inability to successfully recruit and hire qualified technical personnel, (iii) our inability to successfully compete on a national basis with other companies in our industry or with new competitors who face limited barriers to entry in the markets we serve, (iv) our inability to maintain key customer relationships or to attract new customers, (v) our inability to attract, retain or motivate key personnel, (vi) our inability to continue to reduce operating costs, (vii) the possibility that we may incur liability for the errors or omissions of our consultants providing IT services for customers or the risk that we may be subject to claims for indemnification under contracts with our customers, (viii) our inability to comply with the covenants in our credit facilities or to obtain a replacement credit facility on commercially reasonable terms, (ix) a continued or worsened downturn in the national or global economy, and (x) our inability to effectively manage accounts receivable; as well as other economic, business, competitive and/or regulatory factors affecting our business generally, including those set forth in this Annual Report on Form 10-K for fiscal year 2009, especially in the Management's Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. All forward-looking statements included in this Form 10-K are based on information available to us as of the date hereof and largely reflect estimates and assumptions made by our management, which may be difficult to predict and beyond our control. We undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to update reasons why actual results would differ from those anticipated in any such forward-looking statements, other than as required by law.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices are located at 3601 West 76th Street, Minneapolis, Minnesota 55435, in a 134,000 square foot office building in which we lease approximately 53,000 square feet. This lease is set to expire in May 2012. All other locations are held under leases with varying expiration dates ranging from 3 month to approximately 6 years.

Item 3. Legal Proceedings.

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject, other than routine litigation and other matters incidental to the business.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of fiscal 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

a) ***Market Information***

Our common shares are traded on The Nasdaq Global Market under the symbol ANLY. The table below sets forth for the periods indicated the high and low intraday sales prices for our common stock as reported by Nasdaq.

	Market Range	
	High	**Low**
Fiscal Year Ended January 2, 2010		
Fourth Quarter	$1.05	$0.60
Third Quarter	1.00	0.51
Second Quarter	0.86	0.37
First Quarter	0.55	0.26
Fiscal Year Ended January 3, 2009		
Fourth Quarter	$1.50	$0.32
Third Quarter	1.64	1.00
Second Quarter	1.80	1.30
First Quarter	1.70	1.08

b) ***Holders of our Common Equity***

As of February 22, 2010, there were approximately 970 shareholders of record of our common stock.

c) ***Dividends***

We have not declared or paid dividends on our common stock during the last five fiscal years and currently have no intention of initiating a dividend paying policy.

d) ***Stock Performance***

Not applicable.

e) ***Issuer Purchases of Equity Securities***

We did not engage in any repurchases of our common stock during the fourth quarter of the fiscal year ended January 2, 2010.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated due to various factors discussed under "Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K, including the "Risk Factors" described in Item 1A.

A. Our Business

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is an information technology (IT) services company. We employ approximately 1,000 professionals and are focused on serving the information technology needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

B. Consequences and Challenges of the Economic Environment on Our Business

The sharp contraction in the U.S. economy that began in the second half of fiscal 2008 and continued through 2009 has had a significant and continuing impact on our business. The effects of this economic recession have presented significantly greater challenges than we previously anticipated, accelerating downward pressures on our revenues, margins, results of operations and cash flows. We expect the ongoing impact of the economic recession to continue to impact us and our customers into fiscal 2010 and expect operating losses to continue through the first half of fiscal 2010. The objectives of our 2010 strategic plan call for us to emerge as a stronger, more institutionally mature business that can serve as a platform for future growth. However, if the economic downturn worsens or extends significantly into the future or we are unsuccessful in executing on the objectives of our 2010 strategic plan, we would expect to incur additional losses from operations and reductions in our cash flows and liquidity.

C. Fiscal 2010 Strategic Plan

Our primary goal for fiscal 2010 is to achieve profitability and return value to our shareholders. In order to achieve that goal, our fiscal 2010 strategy emphasizes growing our core IT staffing business, accelerating the execution of sales and recruiting, controlling costs and delivering profitable financial results.

Our 2010 objectives in support of our strategy are as follows:

1. Increase revenue;
2. End fiscal 2010 with 1,000 billable consultants;
3. Achieve industry standard gross margin rates;
4. Become a profitable company; and
5. Build cash to invest in our strategy.

- ***Increase revenue***

We have over 40 years of experience in IT staffing and enjoy long-standing relationships with customers across the U.S. We believe rebuilding and strengthening our core IT staffing business is essential to our financial stability and long-term profitability.

- ***End fiscal 2010 with 1,000 billable consultants***

  We ended fiscal 2009 with 878 billable consultants. Our objective is to have 1,000 billable consultants by the end of fiscal 2010. This increase in billable staff will require us to execute on our sales strategy, build world-class recruiting capabilities and expand our low-cost sourcing model.

- ***Achieve industry standard gross margin rates***

  In fiscal 2009, we increased our gross margin rate 230 basis points to 20%. In fiscal 2010, we will implement pricing and margin policies and procedures that are designed to continue to increase our gross margin rates.

- ***Become a profitable company***

  Growing our revenues, improving our gross margin rate and reducing our SG&A through continued process improvements and cost reductions should allow us to achieve profitability and provide additional operating capital to support our business and fund future growth.

- ***Build cash to invest in our strategy***

  By focusing on our core competency, increasing the number of billable consultants, improving our margins and controlling expenses, we should be able to build additional cash. Building our cash balance is necessary to mitigate the financial risks if the economy recovers more slowly than expected but it will also enable us to further invest in our strategy and provide us with the opportunity to take advantage of market opportunities.

D. Business Developments

Sale of the Company's Value Added Reseller ("VAR") Assets

In line with our objective of exiting non-strategic or non-core lines of businesses, we entered into and closed on an asset sale agreement on August 4, 2009 for our VAR operations.

In consideration for the assets sold, which were primarily customer contracts, and the liabilities transferred, we received $3.0 million in cash at closing and, based on the number of customer contract assignments received prior to December 31, 2009, we earned an additional $0.5 million in cash payable to us in August 2010 which is recorded in Prepaid expenses and other current assets on our Consolidated Balance Sheets. We recorded a gain on the sale of the net assets of $0.1 million in fiscal 2009.

We believe the sale of the VAR assets will significantly impact our future operations. For fiscal 2009, the VAR operations generated revenues of approximately $21.4 million and had an unfavorable contribution margin of approximately $0.7 million.

In addition, we believe the sale of the VAR assets will help us achieve several of the objectives in support of our business strategy. Exiting the lower margin product reseller operations, which is working capital intensive, should allow us to better manage our balance sheet and cash flows as well as improve our margins. The cash provided by the sale allows us to further invest in our core business offerings. In addition, the sale allowed us to further reduce our general and administrative costs to align our back office operations with the remaining business operations. We also expect lower capital expenditures and related depreciation expense as a result of the sale of assets.

Sale of the Company's Medical Concepts Staffing ("MCS") Assets

On September 25, 2009, we entered into and closed on an asset sale agreement for our full service nurse staffing agency operations. In consideration for the assets sold and the liabilities transferred, we received $0.5 million in cash. We recorded a gain on the sale of the net assets of $0.2 million. For fiscal

2009, MCS generated revenues of approximately $2.0 million and had an unfavorable contribution margin of approximately $0.1 million.

Corporate Restructuring

During fiscal 2009, we realigned our corporate back office to further reduce our general and administrative costs and shift more of our resources to make the strategic investments required to grow our business and better support our ongoing core operations. In fiscal 2009, we incurred $1.6 million in severance and other severance-related restructuring charges.

In addition, we incurred office closure/consolidation charges of $2.2 million related to future rent obligations (net of anticipated sub-lease income) as a result of restructuring six sales and support locations and consolidating our corporate office space.

New Credit Facility

On September 30, 2009, we entered into a revolving line of credit (the "Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") pursuant to which Wells Fargo will advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit.

Change in Leadership

On December 14, 2009, our Board of Directors terminated the employment of Elmer N. Baldwin, pursuant to the terms of his employment agreement. Mr. Baldwin served as the President, Chief Executive Officer and director of the Company.

On December 18, 2009, our Board of Directors appointed Andrew K. Borgstrom as our new President and Chief Executive Officer. Mr. Borgstrom has been a member of our Board since May 2008 and has more than 25 years of experience in the IT services industry.

Reverse Stock Split

On February 11, 2010, our Board of Directors declared a 1-for-5 reverse stock split ("Reverse Stock Split") of our common shares to all holders of record effective February 26, 2010. Each share of our pre-split common shares shall automatically be reclassified and converted into 0.20 shares of duly authorized, validly issued, fully paid and non-assessable shares of common stock on February 26, 2010. Our Board of Directors has authorized an amendment to our Articles of Incorporation giving effect to the Reverse Stock Split and on February 26, 2010 our total authorized number of shares shall be reduced to 24,000,000 common shares of the par value of ten cents ($0.10) per share. Until the Reverse Stock Split is effective, our common shares will trade on a pre-split basis.

Sale of the Company's Managed Staffing Operations and Discontinuance of a Large Staffing Account

In fiscal 2008, we sold Symmetry Workforce Solutions ("Symmetry"), our managed staffing operations, to COMSYS Information Technology Services, Inc. and discontinued our staffing relationship with one of our large staffing accounts. Together, business through Symmetry and the large staffing account represented approximately $15 million in quarterly revenue and $60 million in annualized revenue.

E. Overview of Fiscal 2009 Results

During fiscal 2009, we focused on increasing our mix of higher margin services, exiting low-margin, non-core lines of business, such as the VAR and MCS, and restructuring our back office operations to reduce our selling, administrative and other expenses.

For fiscal 2009, our revenues decreased $141.0 million, or 49.6%, primarily due to the negative impact the economic environment has had on the demand for our IT professional services (26.5%) and our planned exit from non-core and low-margin lines of business (23.1%).

Gross margins as a percent of revenue increased due to the impact of implementing our strategy of exiting low margin lines of business and accounts and the reduction in lower margin product sales.

SG&A expenses declined in fiscal 2009 due largely to the exit from the VAR operations, the impact of the personnel and facility reductions and due to the overall reduction in business volume. During fiscal 2009, we recorded $3.8 million of restructuring charges comprised of severance and severance related costs and future rent obligations (net of anticipated sub-lease income).

The fiscal 2009 operating results also include a non-cash impairment charge of $2.3 million. The impairment charge is the amount by which the carrying value of our customer lists exceeded the fair value. The customer lists were subsequently sold with the sale of the VAR assets.

We used cash from operations of $0.4 million and generated cash from investing activities of $2.0 million during fiscal 2009. As of January 2, 2010, we had a cash balance of $3.8 million and no borrowings under our Credit Facility.

RESULTS OF OPERATIONS FOR FISCAL 2009 AS COMPARED TO FISCAL 2008

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal 2009 versus fiscal 2008.

(Dollars in thousands)	Year Ended Fiscal 2009 Amount	% of Revenue	Year Ended Fiscal 2008 Amount	% of Revenue	Increase (Decrease) Amount	%
Revenue:						
Professional services provided directly	$131,338	91.8%	$216,492	76.2%	$ (85,154)	(39.3)%
Professional services provided through subsuppliers	2,488	1.7	32,674	11.5	(30,186)	(92.4)
Product sales	9,339	6.5	35,037	12.3	(25,698)	(73.3)
Total revenue	143,165	100.0	284,203	100.0	(141,038)	(49.6)
Expenses:						
Cost of services provided directly	104,251	72.8	170,745	60.1	(66,494)	(38.9)
Cost of services provided through subsuppliers	2,350	1.6	31,494	11.1	(29,144)	(92.5)
Cost of product sales	7,973	5.6	31,653	11.1	(23,680)	(74.8)
Selling, administrative and other operating costs	37,886	26.5	50,087	17.6	(12,201)	(24.4)
Restructuring costs and other severance related costs	3,825	2.7	2,861	1.0	964	33.7
Impairment of intangible assets	2,268	1.6	—	0.0	2,268	NM
Goodwill impairment	—	0.0	6,299	2.2	(6,299)	(100.0)
Amortization of intangible assets	491	0.3	1,027	0.4	(536)	(52.2)
Total expenses	159,044	111.1	294,166	103.5	(135,122)	(45.9)
Operating loss	(15,879)	(11.1)	(9,963)	(3.5)	5,916	59.4
Non-operating income	41	0.0	121	0.0	(80)	(66.1)
Interest expense	(39)	(0.0)	(156)	(0.0)	(117)	(75.0)
Loss before income taxes	(15,877)	(11.1)	(9,998)	(3.5)	5,879	58.8
Income tax expense	30	0.0	136	0.1	(106)	(77.9)
Net loss	$(15,907)	(11.1)%	$(10,134)	(3.6)%	$ 5,773	57.0%
Personnel:						
Management and Administrative	137		259		(122)	(47.1)%
Consultants	878		1,348		(470)	(34.9)%

NM = not material

Revenue

Total revenue from services provided directly declined 39.3% to $131.3 million for fiscal 2009 from $216.5 million for fiscal 2008. The decline in revenue was primarily due to a reduction in the number of billable hours as a result of lower business volumes and the sale of the assets of the VAR operations on August 4, 2009 and MCS operations on September 25, 2009, partially offset by an 3.6% increase in overall billing rates over the prior fiscal year. Our subsupplier revenue, which is mainly pass-through revenue with associated fees, declined by 92.4% in fiscal 2009 compared to fiscal 2008 due to the sale of Symmetry early in the third quarter of fiscal 2008 and due to lower business volumes on the remaining pass-through revenues. Product sales declined 73.3% to $9.3 million for fiscal 2009 from $35.0 million for fiscal 2008 due to the sale of the assets of the VAR operations and an overall reduction in business volumes.

Cost of Services Provided Directly

Cost of services provided directly represents our payroll and benefit costs associated with our billable consultants. This category of expense as a percentage of direct services revenue increased to 79.4% for fiscal 2009 from 78.9% for fiscal 2008 due to the impact of customer bill rate reductions without offsetting consultant pay rate reductions.

Cost of Services Provided Through Subsuppliers

Cost of services provided through subsuppliers represents the cost of third parties to fulfill the obligations to our customers. This category of expense as a percentage of revenue for services provided through subsuppliers was 94.5% for fiscal 2009 compared to 96.4% for fiscal 2008. The decrease in expense as a percentage of subsupplier revenue was primarily due to the retention of a higher margin client relationship in fiscal 2009 versus fiscal 2008.

Cost of Product Sales

Cost of product sales represents our cost when we resell technology hardware and software. This category of expense, as a percentage of product sales, was 85.4% for fiscal 2009 compared to 90.3% for fiscal 2008. The decrease in expense as a percentage of revenue was primarily due to the reduction of lower margin commodity hardware sales between the comparable periods. Due to the sale of the assets of the VAR operations on August 4, 2009, we no longer resell technology hardware and software and, thus, we do not expect to incur this category of costs in the future.

Selling, Administrative and Other Operating Costs

SG&A costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, benefits for SG&A personnel and other administrative costs. This category of costs decreased 24.4% to $37.9 million for fiscal 2009 from $50.1 million in fiscal 2008. SG&A expenses decreased primarily due to the impact of personnel reductions, the elimination of costs as a result of the VAR and MCS asset sales, the implementation of non-personnel cost reductions and a reduction in sales and recruiting incentive compensation expense due to the decrease in business volume. These amounts represent 26.5% and 17.6% of total revenue for fiscal 2009 and 2008, respectively. As a percentage of revenue, SG&A costs increased due to the lower revenue base in fiscal 2009 versus fiscal 2008.

Restructuring Costs and Other Severance Related Costs

For fiscal 2009, we recorded workforce reduction charges and office closure and consolidation charges totaling $3.8 million. Of these charges, $1.6 million related to severance and other severance-related costs and $2.2 million related to future rent obligations (net of anticipated sub-lease income).

For fiscal 2008, we recorded workforce reduction and office closure and consolidation charges totaling $2.9 million. Of these charges, $2.6 million related to severance and other severance-related costs and $0.3 million related to future rent obligations (net of anticipated sub-lease income).

Goodwill Impairment

In fiscal 2008, we determined that events and changes in circumstances had occurred in our business that would indicate the remaining goodwill on our Consolidated Balance Sheet as of January 3, 2009 was impaired. Our forecast for operating results for future periods had declined and we experienced a significant drop in the price of our publicly traded shares. As a result of these two events, we determined it was likely that a reduction in fair value of our reporting units had occurred. Given these indicators of potential impairment, we performed an impairment evaluation as of January 3, 2009 which considered these changes in circumstances. Based upon the results of this analysis, we recorded goodwill impairment charges totaling $6.3 million of our remaining goodwill balance.

Impairment of Intangible Assets

During the second quarter of fiscal 2009, we reviewed our customer lists in accordance with FASB SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (codified in FASB ASC Topic 360, *Property, Plant, and Equipment*) based on the expectation that the business with which the customer lists are associated would be sold significantly before the end of their previously estimated useful life. Additionally, in determining fair value, we considered the expected consideration to be received from the sale of the VAR assets, which implied the customer lists were impaired. Based on this measurement, we recorded a $2.3 million impairment loss, which is the amount by which the carrying value of the customer lists exceeded the fair value.

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to our customer lists. This category of expense decreased during fiscal 2009 compared to fiscal 2008 due to the SequoiaNet.com trade name and a related customer list becoming fully amortized during fiscal 2008, the impairment of intangible assets recorded in fiscal 2009 and the sale of the assets of the VAR operations on August 4, 2009 whereby we disposed of the remaining balance of our customer lists intangible asset.

Non-operating Income

Non-operating income decreased slightly in fiscal 2009 compared to fiscal 2008 as a result of less interest income earned from our cash balances due to lower interest rates and lower interest income earned related to a customer equipment lease.

Interest Expense

Interest expense decreased to $39,000 for fiscal 2009 from $156,000 for fiscal 2008 due to a decrease in average borrowings from $2.4 million for fiscal 2008 to $13,500 for fiscal 2009. Offset slightly by an increase in interest rates from 3.25% at the end of the fourth quarter of fiscal 2008 to 3.75% at the end of the fourth quarter of fiscal 2009.

Income Taxes

For fiscals 2009 and 2008, we recorded a provision for income taxes for amounts due for certain state income taxes and changes in our reserves for tax obligations. We recorded no additional income tax expense or benefit because any tax expense or benefit which would otherwise have been recorded has been negated by adjusting the valuation allowance against our deferred tax asset. If, however, we successfully return to profitability to a point where future realization of deferred tax assets, which are currently reserved, becomes "more likely than not," we may be required to reverse the existing valuation allowance to realize the benefit of these assets.

Personnel

Our IT consulting staff levels finished fiscal 2009 at 878, a 34.9% decline against the comparable prior period. The decline in IT consulting staff levels was due to the sale of assets of our VAR operations during the third quarter of fiscal 2009 and an overall decline in business volume. The decline in management and administrative personnel was due to our focus on reducing the number of management and administrative personnel that are necessary to support the business operations and due to the sale of the VAR operations. The reported IT consulting staff levels for fiscal 2008 exclude MCS, our medical staffing business, due to the separate industry focus of that business.

Certain Information Concerning Off-Balance Sheet Arrangements

As of January 2, 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

RESULTS OF OPERATIONS FOR FISCAL 2008 AS COMPARED TO FISCAL 2007

The following table illustrates the relationship between revenue and expense categories and provides a count of employees and technical consultants for fiscal 2008 versus fiscal 2007.

	Year Ended Fiscal 2008		Year Ended Fiscal 2007		Increase (Decrease)	
(Dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%
Revenue:						
Professional services provided directly	$216,492	76.2%	$243,372	67.7%	$(26,880)	(11.0)%
Professional services provided through subsuppliers	32,674	11.5	58,339	16.2	(25,665)	(44.0)
Product sales	35,037	12.3	57,959	16.1	(22,922)	(39.5)
Total revenue	284,203	100.0	359,670	100.0	(75,467)	(21.0)
Expenses:						
Cost of services provided directly	170,745	60.1	194,297	54.0	(23,552)	(12.1)
Cost of services provided through subsuppliers	31,494	11.1	55,989	15.6	(24,495)	(43.7)
Cost of product sales	31,653	11.1	51,338	14.3	(19,685)	(38.3)
Selling, administrative and other operating costs	50,087	17.6	58,347	16.2	(8,260)	(14.2)
Restructuring costs and other severance related costs	2,861	1.0	3,604	1.0	(743)	(20.6)
Intangible assets impairment	—	0.0	3,049	0.8	(3,049)	(100.0)
Goodwill impairment	6,299	2.2	5,500	1.5	799	14.5
Amortization of intangible assets	1,027	0.4	1,065	0.3	(38)	(3.6)
Total expenses	294,166	103.5	373,189	103.8	(79,023)	(21.2)
Operating loss	(9,963)	(3.5)	(13,519)	(3.8)	(3,556)	(26.3)
Non-operating income	121	0.0	297	0.1	(176)	(59.3)
Interest expense	(156)	(0.0)	(384)	(0.1)	(228)	(59.4)
Loss before income taxes	(9,998)	(3.5)	(13,606)	(3.8)	(3,608)	(26.5)
Income tax expense	136	0.1	2,606	0.7	(2,470)	(94.8)
Net loss	$(10,134)	(3.6)%	$(16,212)	(4.5)%	$ (6,078)	(37.5)%
Personnel:						
Management and Administrative	259		378		(119)	(31.5)%
Technical Consultants	1,348		2,093		(745)	(35.6)%

Revenue

Revenue from services provided directly declined 11.0% from the comparable period a year ago. The decline in revenue was primarily due to our decision to discontinue our relationship with one of our large staffing accounts and a reduction in the number of billable technical consultants which was partially offset by an 8.0% increase in overall billing rates over the prior year. Our subsupplier revenue, which is mainly pass-through revenue with associated fees, declined by 44.0% over the prior year due primarily to the sale of Symmetry early in the third quarter of fiscal 2008. Product sales during fiscal 2008 declined by 39.5% over the prior year due to an overall reduction in business volume.

Cost of Services Provided Directly

Cost of services provided directly represents our payroll and benefit costs associated with our billable consultants. This category of expense as a percentage of direct services revenue was 78.9% in fiscal 2008 compared to 79.8% in the prior year. The decrease in expense as a percentage of direct services revenue is a result of our focus on delivering a greater level of higher value staffing services. These services are delivered at higher rates which enable us to better leverage the cost of service delivery.

Cost of Services Provided through Subsuppliers

Cost of services provided through subsuppliers represents the cost of third parties to fulfill the obligations to our customers. This category of expense as a percentage of revenue for services provided through subsuppliers was 96.4% in fiscal 2008 as compared to 96.0% in the prior year. The increase in the expense as a percentage of subsupplier revenue is a result of increased rates from our subsuppliers.

Cost of Product Sales

Cost of product sales represents our cost when we resell technology hardware and software. This category of expense, as a percentage of product sales, was 90.3% in fiscal 2008 compared to 88.6% in the prior year. The increase in expense as a percentage of revenue is a result of the mix of product sales between the comparable periods.

Selling, Administrative and Other Operating Costs

SG&A costs include management and administrative salaries, commissions paid to sales representatives and recruiters, location costs, benefits for SG&A personnel and other administrative costs. This category of costs decreased approximately $8.3 million from fiscal 2007 and represented 17.6% of total revenue for fiscal 2008, compared to 16.2% in fiscal 2007. SG&A expenses decreased primarily as a result of personnel and facility reductions and a reduction in sales and recruiting incentive compensation due to the overall decrease in business volume.

Restructuring Costs and Other Severance Related Costs

During fiscal 2008, we recorded restructuring and severance related expenses totaling $2.9 million. Of this amount, $2.6 million related to workforce reductions and severance. The remaining $0.3 million related to lease obligations and abandonment costs (net of anticipated sub-lease income) for locations where we have chosen to downsize or exit completely.

We recorded restructuring and severance related expenses of $3.6 million during fiscal 2007. Of this amount, $3.3 million related to workforce reductions and severance. The remaining $0.3 million related to lease obligations and abandonment costs (net of anticipated sub-lease income) for locations where we have chosen to downsize or exit completely.

Intangible Assets Impairment

During fiscal 2007, we determined that the customer list intangible asset, which had been established when Redwood Solutions Corporation was acquired in 2005, had become impaired and recognized an impairment charge of $1.4 million. During fiscal 2007, we also impaired our trade name intangible asset and recognized an impairment charge of approximately $1.5 million.

Goodwill Impairment

In fiscal 2008, we determined that events and changes in circumstances had occurred in our business that would indicate the remaining goodwill on our Consolidated Balance Sheet as of

January 3, 2009 was impaired. Our forecast for operating results for future periods had declined and we experienced a significant drop in the price of our publicly traded shares. As a result of these two events, we determined it was likely that a reduction in fair value of our reporting units had occurred. Given these indicators of potential impairment, we performed an impairment evaluation as of January 3 2009 which considered these changes in circumstances. Based upon the results of this analysis, we recorded goodwill impairment charges totaling $6.3 million of our remaining goodwill balance.

In fiscal 2007, we changed our key business strategies and we experienced a significant drop in the price of our publicly traded shares. As a result of these two events, we determined it was likely that a reduction in fair value of our reporting units had occurred. Given these indicators of potential impairment, we performed an impairment evaluation at December 29, 2007 which considered these changes in circumstances. Based upon the results of this analysis, we recorded goodwill impairment charges totaling $5.5 million for fiscal 2007.

Amortization of Intangible Assets

Amortization of intangible assets relates primarily to our customer lists. This category of expense decreased due to the write-off of certain intangible assets in fiscal 2007 that were no longer amortized in fiscal 2008.

Non-Operating Income

Non-operating income decreased by $0.2 million during fiscal 2008 as compared to fiscal 2007. The prior year included a $0.2 million non-cash item resulting from the return of 124,654 shares of our common stock from an escrow account following the departure of two of the principals of Redwood Solutions Corporation.

Interest Expense

Interest expense decreased by approximately $0.2 million for fiscal 2008 due to a decrease in average borrowings to $2.4 million from $4.8 million in fiscal 2007. Additionally, a reduction in interest rates from 7.25% at the end of fiscal 2007 to 3.25% at the end of fiscal 2008 reduced the amount of interest expense.

Income Taxes

During fiscal 2008, we recorded a provision for income taxes for amounts due for certain state income taxes and changes in our reserves for tax obligations. We recorded no additional income tax expense associated with our net operating losses because any tax expense that would otherwise have been recorded has been negated by adjusting the valuation allowance against our deferred tax asset. If, however, we successfully return to profitability to a point where future realization of deferred tax assets, which are currently reserved, become "more likely than not," we may be required to reverse our existing valuation allowances to realize the benefit of those assets.

During fiscal 2007, we recorded $2.6 million of income tax expense, which relates to a $2.6 million increase to the valuation allowance to fully reserve our remaining net deferred tax assets at the end of fiscal 2007.

Personnel

Our IT consulting staff levels finished the year at approximately 1,348, a 35.6% reduction from the prior year. The decline in IT consulting staff levels is due to a reduction of approximately 320 billable consultants as a result of the transfer of our existing contract with one of our largest staffing accounts to other suppliers and an overall decline in business volume. The decline in management and administrative personnel is due to our focus on reducing the number of management and administrative personnel that are necessary to support the business operations. The reported IT consulting staff levels exclude MCS, our medical staffing business, due to the separate industry focus of that business.

Certain Information Concerning Off-Balance Sheet Arrangements

As of January 3, 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Liquidity and Capital Resources

The following table provides information relative to the liquidity of our business.

(In thousands)	January 2, 2010	January 3, 2009	Increase (Decrease)	Percentage Increase (Decrease)
Cash and cash equivalents	$ 3,818	$ 2,288	$ 1,530	66.9%
Accounts receivable	23,028	40,814	(17,786)	(43.6)
Other current assets	1,442	1,521	(79)	(5.2)
Total current assets	$28,288	$44,623	$(16,335)	(36.6)%
Accounts payable	$ 6,958	$15,581	$ (8,623)	(55.3)%
Line of credit	—	—	—	NM
Salaries and benefits	2,498	3,249	(751)	(23.1)
Deferred revenue	310	1,473	(1,163)	(79.0)
Deferred compensation	522	275	247	89.8
Restructuring accrual	2,038	184	1,854	1,007.6
Other current liabilities	960	1,025	(65)	(6.3)
Total current liabilities	$13,286	$21,787	$ (8,501)	(39.0)%
Working capital	$15,002	$22,836	$ (7,834)	(34.3)%
Current ratio	2.13	2.05	0.08	3.9%
Total shareholders' equity	$14,948	$30,395	$(15,447)	(50.8)%

NM = not material

Change in Working Capital

Working capital was $15.0 million at January 2, 2010, a $7.8 million reduction from January 3, 2009. The ratio of current assets to current liabilities increased by 3.9% from January 3, 2009 to January 2, 2010.

Our total current assets decreased approximately $16.3 million in fiscal 2009 compared to the prior year as a result of significantly lower accounts receivable offset slightly by an increase in our cash and cash equivalents. Our accounts receivable decreased primarily due to the general decline in business volume and the sale of assets of the VAR operations.

Our total current liabilities decreased approximately $8.5 million in 2009 compared to the prior year due primarily to the general decline in business volume, the sale of assets of the VAR operations and staff and consultant reductions which were partially offset by an increase in our restructuring reserves. In fiscal 2009, our accounts payable and deferred revenue balances declined approximately $8.6 million and $1.2 million, respectively, due to the general decline in business volume and the impact of selling the assets of the VAR operations. The reduction in the number of personnel at the end of fiscal 2009 is primarily responsible for the lower salaries and benefits balance. In addition, the remaining severance and facility payments associated with our fiscal 2009 restructuring activities increased our restructuring accrual balances.

We believe our existing working capital and availability under our revolving line of credit (the "Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") will be sufficient to support the cash flow needs of our business in fiscal 2010. Continuing operating losses, an increase in bad debt experience from our clients, a lengthening of payment terms from our clients, or significant costs associated with additional restructuring activities could create a need for additional working capital. An inability to obtain additional working capital, should it be required, could have a material adverse effect on our business. We expect to be able to comply with the requirements of our credit agreement; however, failure to do so could affect our ability to obtain necessary working capital and could have a material adverse effect on our business.

Sources and Uses of Cash/Credit Facility

Cash and cash equivalents increased by $1.5 million from January 3, 2009 to January 2, 2010. Our primary need for working capital is to support accounts receivable and to fund the time lag between payroll and vendor disbursements and receipt of fees billed to clients. Historically, we have been able to support internal growth in our business with internally generated funds and through the use of our credit facility.

On September 30, 2009, we entered into a Credit Facility with Wells Fargo pursuant to which Wells Fargo will advance up to $15.0 million to us for working capital purposes and to facilitate the issuance of letters of credit. The total amount available for borrowing under the Credit Facility will fluctuate based on our level of eligible accounts receivable.

The Credit Facility carries an interest rate equal to the three-month LIBOR rate plus 3.5%. The Credit Facility has a one-time origination fee of $150,000 which is being amortized over the life of the credit agreement and an unused line fee of 0.50% annually on the daily average unused amount. The maturity date of the Credit Facility is September 30, 2012 and may be terminated or reduced by us on 90 days notice in exchange for a termination fee of 2% of the maximum line amount or reduction of the maximum line amount in the first year or 1% of such amounts in the second year and no fee in the third year. Borrowings under the Credit Facility are secured by all of our assets.

The Credit Facility requires us to meet certain levels of year-to-date earnings/loss before taxes. Additionally, the Credit Facility limits our annual capital expenditures to $2.0 million and requires us to maintain an excess borrowing base of at least $5.0 million and contains customary affirmative covenants, including covenants regarding annual, quarterly and projected financial reporting requirements, collateral and insurance maintenance, and compliance with applicable laws and regulations. Further, the facility contains customary negative covenants limiting our ability to grant liens, incur indebtedness, make investments, repurchase our stock, create new subsidiaries, sell assets or engage in any change of control transaction without the consent of Wells Fargo.

Upon an event of default, Wells Fargo may terminate the facility or declare the entire amount outstanding under the facility to be immediately due and payable and exercise other rights under the agreement. The events of default under the facility include, among other things, payment defaults, breaches of covenants, a change in control and bankruptcy events.

As of January 2, 2010, we were in compliance with all the requirements and had no borrowing under the Credit Facility. Total availability under the Credit Facility, which fluctuates based on our level of eligible accounts receivable, was $7.2 million as of January 2, 2010.

On September 30, 2009 upon consummating the Credit Facility with Wells Fargo, we extinguished our previous asset-based revolving credit facility. Extinguishment expenses of $40,000, relating to the remaining deferred financing costs and transaction-related expenses were expensed in the third quarter of fiscal 2009 and are included within SG&A in the Consolidated Statements of Operations.

On August 4, 2009, we entered into and closed on an asset sale agreement for our VAR operations. In consideration for the assets sold, which were primarily customer contracts, and the liabilities transferred, we received $3.0 million in cash at closing and based on the number of customer contracts assignments received prior to December 31, 2009, we earned an additional $0.5 million in cash payable to us in August 2010 which is recorded in Prepaid expenses and other current assets on our Consolidated Balance Sheets.

On September 25, 2009, we entered into and closed on an asset sale agreement for our MCS operations. In consideration for the assets sold and the liabilities transferred, we received $0.5 million in cash.

During fiscal 2009, we made capital expenditures totaling $1.3 million compared to $1.4 million in fiscal 2008.

As of January 2, 2010, we had federal and state net operating loss carry forwards of approximately $18.2 million and $2.8 million, respectively. If we are successful in reaching profitability, we expect our federal and state net operating loss carry forwards to offset approximately $55.0 million of pretax earnings.

Contractual Obligations

We have entered into arrangements that represent certain commitments and have arrangements with certain contingencies. We lease office facilities under non-cancelable operating leases, are engaged in license agreements with future commitments, and have deferred compensation that is payable to participants in accordance with the terms of our Restated Special Executive Retirement Plan and other agreements. We incur interest expense on our deferred compensation obligation. Minimum future obligations on operating leases (net of sublease contracts), license agreements, and deferred compensation as of January 2, 2010, are as follows:

(In thousands)	1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
Line of credit	$ —	$ —	$ —	$ —	$ —
Operating leases	2,628	3,586	558	—	6,772
Maintenance agreements	267	90	—	—	357
Capital lease obligations	198	68	—	—	265
Deferred compensation	522	298	220	519	1,559
Total	$3,615	$4,042	$778	$519	$8,954

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We believe the estimates described below are the most sensitive estimates made by management in the preparation of the financial statements.

Deferred Tax Assets

Realization of our net deferred tax assets is dependent upon our ability to achieve and maintain profitability. Realization of our net deferred tax assets also requires the generation of future taxable income prior to the expiration of the federal and state net operating loss carry forward benefits. In evaluating net deferred tax assets, we are required to make critical accounting estimates regarding our future operating results. These estimates are based on management's current expectations but involve risks, uncertainties and other factors that could cause actual results to differ materially from these estimates.

Allowance for Doubtful Accounts

In each reporting period, we determine the reserve required to address potentially uncollectible accounts. An evaluation of the risk associated with a client's ability to make contractually required payments is used to determine this reserve. These determinations require considerable judgment in assessing the ultimate potential for collection of these receivables and include reviewing the financial stability of the client, the client's ability to pay and current market conditions. If our evaluation of a client's ability to pay is incorrect, we may incur future charges.

Accrual of Unreported Medical Claims

In each reporting period, we estimate an amount to accrue for medical costs incurred but not yet reported under our self-funded employee medical insurance plan. We base our determination on an evaluation of past rates of claim payouts and trends in the amount of payouts. This determination requires significant judgment and assumes past patterns are representative of future payment patterns and that we have identified any trends in our claim experience. A significant shift in usage and payment patterns within our medical plans could necessitate significant adjustments to these accruals in future accounting periods.

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties or affect significant line items within our financial statements and potentially result in materially different outcomes under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

Goodwill

Statements of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible* (codified in FASB ASC Topic 350, *Intangibles—Goodwill and Other*) herein referred to as ("ASC Topic 350") prohibits companies from amortizing purchased goodwill. Instead, we have examined our goodwill at least annually to determine if impairment has occurred. In accordance with ASC Topic 350, we evaluate our goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the assets might be impaired. We performed the annual evaluation of goodwill as of the last day of our monthly accounting period for August 2008. In the fourth quarter of fiscal 2008, we recorded an impairment charge for the remaining balance of our goodwill.

Intangible Assets

Intangible assets consisted of customer lists. We evaluate our customer lists for possible impairment whenever indicators of impairment existed. SFAS No. 144, *Accounting for the Impairment or the Disposal of Long-Lived Assets*, (codified in FASB ASC Topic 360, *Property, Plant, and Equipment*) herein referred to as ("ASC Topic 360") requires that if the sum of the undiscounted cash flows is less than the carrying value of the asset, impairment must be recognized in the financial statements. If an asset is deemed to be impaired, then the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections. In the third quarter of fiscal 2009, we sold the assets of our VAR operation, the primary asset of which was the remaining balance of our intangible assets customer lists.

Restructuring Costs and Other Severance Related Costs

We believe our current estimates regarding severance, other severance related expenses and lease obligations are adequate; however, our inability to sublet the remaining space, negotiate early termination agreements or obtain payments from sub-leases could necessitate significant adjustments to these estimates in the future.

Revenue Recognition

We generally recognize revenue as services are performed. This includes staffing services, technology integration services, and outsourcing and advisory services that are billed on an hourly basis. For product sales, except in rare circumstances, we act as the primary obligor in the transaction. Accordingly, except for those rare situations where net revenue reporting is appropriate because we are acting as an agent in the sale of product, product revenue is recorded for the gross amount of the transaction when the products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the contractual agreement.

In certain situations, we will contract to sell both product (including third party software and/or hardware) and services in a single client arrangement with multiple deliverables. These arrangements are generally to resell certain products and to provide the service necessary to install such products and optimize functionality of such products. We account for multiple deliverable arrangements involving third party software products under the provisions of SOP 97-2, *Software Revenue Recognition* (codified in FASB ASC Topic 985, *Software*) and have established vendor specific objective evidence of each deliverable. Other non-software related multiple deliverable arrangements are accounted for utilizing the guidelines of ETIF 00-21, *Revenue Arrangements with Multiple Deliverables* (codified in FASB ASC Topic 605, *Revenue Recognition*). We account for each of the components of multiple deliverable arrangements separately by using the identified fair values of each component to allocate the total consideration of the arrangement to the separate components.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue. These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client. All revenue derived from services provided by our employees or other independent contractors working directly for us are recorded as direct revenue.

We periodically enter into fixed price engagements. When we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimate time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If we do not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Income Taxes

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal, Ontario province and the United Kingdom. As of January 2, 2010, there are no federal, state, and foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2006, and with few exceptions, the same for state and local audits.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize a portion, or all, of our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (codified in FASB ASC Topic 740) on December 31, 2006. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC Topic 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize interest and penalties related to uncertain tax positions within interest and penalties expense.

New Accounting Pronouncements and Interpretations

In April 2009, the Financial Accounting Standards Board ("FASB") issued Financial Staff Position ("FSP") FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* (codified in FASB ASC Topic 805, *Business Combinations*) which amends and clarifies FASB Statement No. 141(R), *Business Combinations*, on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141R-1 is effective for business combinations occurring in fiscal years beginning on or after December 15, 2008. The impact on our consolidated financial statements of adopting FSP FAS 141R-1 will depend on the nature, terms and size of business combinations completed after the effective date.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments* (both codified in FASB ASC Topic 825, *Financial Instruments*) to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. FSP FAS 107-1 and APB 28-1 would apply to all financial instruments within the scope of

FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, and will require entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments, in both interim financial statements as well as annual financial statements. FSP FAS 107-1 and APB 28-1 was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material impact on our financial statement disclosures.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events* (codified in FASB ASC Topic 855, *Subsequent Events*). FASB Statement No. 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued ("subsequent events"). FASB Statement No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. FASB Statement No. 165 provides largely the same guidance on subsequent events which previously existed only in auditing literature. FASB Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. The adoption of FASB Statement No. 165 did not have a material impact on our financial statement disclosures.

In June 2009, the FASB issued FASB Statement No. 168, *The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162* (codified in FASB ASC Topic 105, *Generally Accepted Accounting Principles*). FASB Statement No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification superseded all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. FASB Statement No. 168 also replaces FASB Statement No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* given that once in effect, the Codification will carry the same level of authority. FASB Statement No. 168 is effective for interim and annual periods ending after September 15, 2009. The adoption of this FASB Statement No. 168 did not have a material impact on our consolidated financial statement disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Balance Sheets

(In thousands)	January 2, 2010	January 3, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,818	$ 2,288
Accounts receivable, less allowance for doubtful accounts $958 and $1,092, respectively	23,028	40,814
Prepaid expenses and other current assets	1,442	1,521
Total current assets	28,288	44,623
Property and equipment, net of accumulated depreciation of $10,774 and $15,723, respectively	1,846	3,081
Intangible assets, net of accumulated amortization of nil and $7,155, respectively	—	6,104
Other assets	543	446
Total assets	$ 30,677	$54,254
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,958	$15,581
Line of credit	—	—
Salaries and benefits	2,498	3,249
Deferred revenue	310	1,473
Deferred compensation	522	275
Restructuring accrual	2,038	184
Other current liabilities	960	1,025
Total current liabilities	13,286	21,787
Non-current liabilities:		
Deferred compensation	1,037	1,391
Restructuring accrual	1,045	65
Other long-term liabilities	361	616
Total non-current liabilities	2,443	2,072
Shareholders' equity:		
Common stock, par value $.10 a share; authorized 120,000,000 shares; issued and outstanding 24,925,076 and 24,913,076, respectively	2,492	2,491
Additional capital	23,604	23,145
Accumulated (deficit) earnings	(11,148)	4,759
Total shareholders' equity	14,948	30,395
Total liabilities and shareholders' equity	$ 30,677	$54,254

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Operations

(In thousands except per share amounts)	Fiscal Year Ended 2009	2008	2007
Revenue:			
Professional services provided directly	$131,338	$216,492	$243,372
Professional services provided through subsuppliers	2,488	32,674	58,339
Product sales	9,339	35,037	57,959
Total revenue	143,165	284,203	359,670
Expenses:			
Cost of services provided directly	104,251	170,745	194,297
Cost of services provided through subsuppliers	2,350	31,494	55,989
Cost of product sales	7,973	31,653	51,338
Selling, administrative and other operating costs	37,886	50,087	58,347
Restructuring costs and other severance related costs	3,825	2,861	3,604
Intangible assets impairment	2,268	—	3,049
Goodwill impairment	—	6,299	5,500
Amortization of intangible assets	491	1,027	1,065
Total expenses	159,044	294,166	373,189
Operating loss	(15,879)	(9,963)	(13,519)
Non-operating income	41	121	297
Interest expense	(39)	(156)	(384)
Loss before income taxes	(15,877)	(9,998)	(13,606)
Income tax expense	30	136	2,606
Net loss	$(15,907)	$(10,134)	$(16,212)
Per common share (basic):			
Net loss	$ (0.64)	$ (0.41)	$ (0.65)
Per common share (diluted):			
Net loss	$ (0.64)	$ (0.41)	$ (0.65)
Average common shares outstanding	24,925	24,913	24,908
Average common and common equivalent shares outstanding	24,925	24,913	24,908

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Year Ended 2009	2008	2007
Cash flows from operating activities:			
Net loss	$(15,907)	$(10,134)	$(16,212)
Adjustments to net loss:			
Depreciation	1,348	1,592	1,699
Amortization of intangible assets	491	1,027	1,065
Impairment of intangible assets	2,268	—	3,049
Impairment of goodwill	—	6,299	5,500
Gain on sale of assets	(259)	—	—
Stock based compensation	460	494	902
Loss on asset disposal	37	54	19
Deferred taxes	—	—	2,596
Settlement of pre-acquisition contingency	—	—	(198)
Changes in:			
Accounts receivable	18,128	25,538	(2,016)
Accounts payable	(8,089)	(11,955)	3,151
Salaries and benefits	(749)	(4,302)	(545)
Restructuring accrual	2,834	(1,789)	1,493
Deferred compensation	(107)	(1,541)	521
Prepaid expenses and other assets	(264)	720	464
Deferred revenue	(489)	(696)	1,012
Other accrued liabilities	(65)	60	(37)
Net cash (used in) provided by operating activities	(363)	5,367	2,463
Cash flows from investing activities:			
Expended for property and equipment additions	(1,259)	(1,449)	(1,286)
Proceeds from asset sales, net	3,294	—	—
Net cash provided by (used in) investing activities	2,035	(1,449)	(1,286)
Cash flows from financing activities:			
Net change in line of credit	—	(1,587)	(1,074)
Payment of capital lease obligation	(142)	(134)	—
Purchase of common stock	—	—	(191)
Net cash used in financing activities	(142)	(1,721)	(1,265)
Net increase (decrease) in cash and cash equivalents	1,530	2,197	(88)
Cash and cash equivalents at beginning of period	2,288	91	179
Cash and cash equivalents at end of period	$ 3,818	$ 2,288	$ 91
Cash paid during the year for:			
Income taxes	$ 70	$ 102	$ 55
Interest	$ 134	$ 173	$ 399
Non-cash investing and financing activities:			
Capital expenditures included in accounts payable	$ 7	$ 330	$ 270
Capital lease	$ —	$ 507	$ —

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock	Additional Capital	Accumulated (Deficit) Earnings	Total Shareholders' Equity
Balance as of December 30, 2006	$2,469	$22,079	$ 31,186	$ 55,734
Common stock issued—59,000 shares as stock grants	6	108	—	114
SFAS No. 123R stock option expense	—	57	—	57
Common Stock repurchased—109,000 shares	(11)	(99)	(81)	(191)
Common stock returned in settlement of pre-acquisition contingency	(12)	(186)	—	(198)
Restricted shares amortization	38	693	—	731
Net loss (Comprehensive loss)	—	—	(16,212)	(16,212)
Balance as of December 29, 2007	2,490	22,652	14,893	40,035
Common stock issued—9,000 shares as stock grants	1	12	—	13
SFAS No. 123R stock option expense	—	481	—	481
Net loss (Comprehensive loss)	—	—	(10,134)	(10,134)
Balance as of January 3, 2009	2,491	23,145	4,759	30,395
Common stock issued—12,000 shares as stock grants	1	4	—	5
SFAS No. 123R stock option expense	—	455	—	455
Net loss (Comprehensive loss)	—	—	(15,907)	(15,907)
Balance as of January 2, 2010	$2,492	$23,604	$(11,148)	$ 14,948

See notes to consolidated financial statements.

ANALYSTS INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Description of business

Analysts International Corporation ("AIC," "Company," "we," "us," or "our") is a national information technology (IT) services company with more than 15 U.S. office locations and a small presence in Puerto Rice and Canada. We employ approximately 1,000 professionals and are focused on serving the information technology needs of mid-market to Fortune 500 companies and government agencies across North America. AIC was incorporated in Minnesota in 1966 and our corporate headquarters is located in Minneapolis, Minnesota.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Fiscal year

Our fiscal year ends on the Saturday closest to December 31. References to fiscal years 2009, 2008 and 2007 refer to the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007, respectively. Fiscal year 2009 contains 52 weeks, fiscal year 2008 contains 53 weeks and fiscal year 2007 contains 52 weeks. The additional week in fiscal 2008 did not have a material impact on our results of operations.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

To maintain consistency and comparability, we reclassified certain prior-year amounts previously reported in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009 to conform to the current-year presentation. The reclassifications affect only the grouping of line item balances within current liabilities and non-current liabilities. The reclassifications were deemed immaterial to the financial statements as they did not change the character of any liability and had no effect on total current and non-current liabilities, net income or cash flows.

Fair value measurements

Effective January 1, 2008, we adopted Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* (codified in FASB ASC Topic 820, *Fair Value Measurements and Disclosures*) herein referred to as ("ASC Topic 820") which:

- defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;

A. Summary of Significant Accounting Policies (Continued)

- establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;
- requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and
- expands disclosures about instruments measured at fair value.

The adoption of ASC Topic 820 had no impact on our consolidated financial statements or the valuation methods consistently followed by the Company.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

We also adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* (codified in FASB ASC Topic 825, *Financial Instruments*) at the beginning of 2008. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We did not elect the fair value measurement option for any items that are not already required to be measured at fair value.

Cash equivalents

Short-term cash investments in money market accounts are considered to be cash equivalents. The estimated fair values for cash equivalents approximate their carrying values due to the short-term maturities of these instruments. Accordingly, cash equivalents are classified as Level 1.

Intangible assets

Intangible assets consisted of customer lists. We evaluated our client lists for impairment whenever indicators of impairment existed. SFAS No. 144, *Accounting for the Impairment or the Disposal of Long-Lived Assets*, codified in FASB ASC Topic 360, *Property, Plant, and Equipment*) herein referred to as ("ASC Topic 360") requires that if the sum of the undiscounted cash flows is less than the carrying

A. Summary of Significant Accounting Policies (Continued)

value of the asset, impairment must be recognized in the financial statements. If an asset is deemed to be impaired, then the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

Goodwill

SFAS No. 142, *Goodwill and Other Intangible* (codified in FASB ASC Topic 350, *Intangibles—Goodwill and Other*) herein referred to as ("ASC Topic 350") prohibits companies from amortizing purchased goodwill. Instead, we examined our goodwill at least annually to determine if impairment had occurred. In accordance with ASC Topic 360, the Company is required to evaluate its goodwill and indefinite lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the assets might be impaired. The Company performed the annual evaluation of goodwill as of the last day of our monthly accounting period for August 2008. In the fourth quarter of fiscal 2008, we recorded an impairment charge for the remaining balance of our goodwill.

Equity compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), *Share-Based Payment ("SFAS No. 123R")*, (codified in FASB ASC Topic 718, *Compensation—Stock Compensation*) herein referred to as ("ASC Topic 718") which required us to recognize expense related to the fair value of our stock-based compensation awards. We elected the modified prospective transition method as permitted by ASC Topic 718. Accordingly, results from prior periods have not been restated. Under this transition method, stock-based compensation expense for fiscal years 2009, 2008, and 2007 include:

a) Compensation expense for all stock-based compensation awards granted prior to December 31, 2005, which were not fully vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718; and

b) Compensation expense for all stock-based compensation awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC Topic 718.

In accordance with ASC Topic 718, the presentation of our consolidated statement of cash flows changed to report the excess tax benefits from the exercise of stock options as financing cash flows.

Revenue recognition

We generally recognize revenue as services are performed. This includes staffing services, technology integration services, and outsourcing and advisory services that are billed on an hourly basis. For product sales, except in rare circumstances, we act as the primary obligor in the transaction. Accordingly, except for those rare situations where net revenue reporting is appropriate because we are acting as an agent in the sale of product, product revenue is recorded for the gross amount of the transaction when the products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements was recognized in monthly installments over the period of the contract. In some of

A. Summary of Significant Accounting Policies (Continued)

these contracts we invoiced in advance for two or more months of service. When we did this, the revenue was deferred and recognized over the term of the contractual agreement.

In certain situations, we will contract to sell both product (including third party software and/or hardware) and services in a single client arrangement with multiple deliverables. These arrangements are generally to resell certain products and to provide the service necessary to install such products and optimize functionality of such products. We account for multiple deliverable arrangements involving third party software products under the provisions of SOP 97-2, *Software Revenue Recognition* (codified in FASB ASC Topic 985, *Software*) and have established vendor specific objective evidence of each deliverable. Other non-software related multiple deliverable arrangements are accounted for utilizing the guidelines of ETIF 00-21, *Revenue Arrangements with Multiple Deliverables* (codified in FASB ASC Topic 605, *Revenue Recognition*). We account for each of the components of multiple deliverable arrangements separately by using the identified fair values of each component to allocate the total consideration of the arrangement to the separate components.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue. These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client. All revenue derived from services provided by our employees or other independent contractors working directly for us are recorded as direct revenue.

We periodically enter into fixed price engagements. When we enter into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimate time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If we do not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Depreciation

Property and equipment is being depreciated using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. See table below for estimated useful lives used in the financial statements.

	Useful lives in years
Leasehold improvements	Life of lease
Office furniture & equipment	5 - 10
Computer hardware	2 - 5
Software	2 - 5

A. Summary of Significant Accounting Policies (Continued)

Taxes

We account for our sales tax and any other taxes that are collected from our clients and remitted to governmental authorities on a net basis. The assessment collection and payment of these taxes are not reflected on our Consolidated Statement of Operations.

Net loss per share

Basic and diluted losses per share are presented in accordance with SFAS No. 128, *Earnings per Share* (codified in FASB ASC Topic 260, *Earnings per Share)* herein referred to as ("ASC Topic 260"). Basic loss per share excludes dilution and is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding for the period. Options to purchase 3,089,000, 2,443,000, and 1,921,000, shares of common stock were outstanding at the end of fiscal periods 2009, 2008, and 2007, respectively. All such options were excluded from the computation of common stock equivalents in fiscal years 2009, 2008 and 2007 because they were anti-dilutive.

Significant customer

Our largest customer, International Business Machines Corporation, represented approximately 11%, 13%, and 14% of our fiscal 2009, 2008, and 2007 revenue, respectively.

Accounting Pronouncement

In April 2009, the Financial Accounting Standards Board ("FASB") issued Financial Staff Position ("FSP") FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies* (codified in FASB ASC Topic 805, *Business Combinations*) which amends and clarifies FASB Statement No. 141(R), *Business Combinations*, on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141R-1 is effective for business combinations occurring in fiscal years beginning on or after December 15, 2008. The impact on our consolidated financial statements of adopting FSP FAS 141R-1 will depend on the nature, terms and size of business combinations completed after the effective date.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments* (both codified in FASB ASC Topic 825, *Financial Instruments*) to require an entity to provide disclosures about the fair value of financial instruments in interim financial information. FSP FAS 107-1 and APB 28-1 would apply to all financial instruments within the scope of FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, and will require entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments, in both interim financial statements as well as annual financial statements. FSP FAS 107-1 and APB 28-1 was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material impact on our financial statement disclosures.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events* (codified in FASB ASC Topic 855, *Subsequent Events*). FASB Statement No. 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued ("subsequent events"). FASB Statement No. 165 sets forth the period after the

A. Summary of Significant Accounting Policies (Continued)

balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. FASB Statement No. 165 provides largely the same guidance on subsequent events which previously existed only in auditing literature. FASB Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. The adoption of FASB Statement No. 165 did not have a material impact on our financial statement disclosures.

In June 2009, the FASB issued FASB Statement No. 168, *The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162* (codified in FASB ASC Topic 105, *Generally Accepted Accounting Principles*). FASB Statement No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification superseded all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. FASB Statement No. 168 also replaces FASB Statement No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* given that once in effect, the Codification will carry the same level of authority. FASB Statement No. 168 is effective for interim and annual periods ending after September 15, 2009. The adoption of this FASB Statement No. 168 did not have a material impact on our consolidated financial statement disclosures.

B. Sale of Assets

Sale of Value Added Reseller ("VAR") assets

On August 4, 2009, AIC entered into and closed on an asset sale agreement for the Company's VAR operations. In consideration for the assets sold, which were primarily customer contracts, and the liabilities transferred, we received $3.0 million in cash at closing and, based on the number of customer contract assignments received prior to December 31, 2009, we earned an additional $0.5 million in cash payable in August 2010 which is recorded in Prepaid expenses and other current assets on our Consolidated Balance Sheets. We recorded a gain on the sale of the net assets of $0.1 million in fiscal 2009.

B. Sale of Assets (Continued)

The carrying value of the assets sold and liabilities transferred on the closing date of the transaction are as follows:

(In thousands)	Balance as of August 5, 2009
Assets:	
Inventory	$ 129
Property and equipment, net	769
Intangible assets	3,345
Other assets	4
Total assets sold	$4,247
Liabilities:	
Current liabilities	$ 391
Deferred revenue	784
Total liabilities transferred	$1,175

The Company recorded a gain on the sale of the net assets of $0.1 million which is included within Selling, administrative and other operating costs ("SG&A") in the Consolidated Statement of Operations.

Sale of Medical Concepts Staffing ("MCS") assets

On September 25, 2009, AIC entered into and closed on an asset sale agreement for the Company's nurse staffing operations. In consideration for the assets sold and the liabilities transferred, the Company received $0.5 million in cash. The Company recorded a gain on the sale of the net assets of approximately $0.2 million which is included within SG&A in our Consolidated Statement of Operations.

C. Property and Equipment

Property and equipment consisted of the following:

(In thousands)	January 2, 2010	January 3, 2009
Leasehold improvements	$ 309	$ 2,239
Office furniture & equipment	3,919	5,558
Computer hardware	2,531	4,708
Software	5,861	6,299
	12,620	18,804
Accumulated depreciation	(10,774)	(15,723)
	$ 1,846	$ 3,081

D. Intangible Assets

As of January 2, 2010, we had no intangible assets:

(In thousands)	January 2, 2010			January 3, 2009		
	Carrying Amount	Accumulated Amortization	Intangibles, Net	Carrying Amount	Accumulated Amortization	Intangibles, Net
Customer lists	$—	$—	$—	$13,259	$(7,155)	$6,104

In the third quarter of fiscal 2009, we disposed of the remaining balance of our customer lists. Our customer lists were sold as part of the VAR assets sale as described in the *Sale of Assets* footnote in the Notes to Consolidated Financial Statements.

During fiscal 2009, we incurred amortization expense of $0.5 million, recorded an impairment of our customer lists of approximately $2.3 million, as described below, and disposed of the remaining balance of our customer lists of approximately $3.3 million.

During the second quarter of fiscal 2009, we reviewed our customer list intangible asset, which had been established when SequoiaNet.com and WireSpeed Networks, LLC were acquired in fiscal 2000 and 2005, respectively, in accordance with ASC Topic 360 based on the expectation that the business with which the customer lists are associated would be sold significantly before the end of their previously estimated useful life. Additionally, in determining fair value, we considered the expected consideration to be received from the sale of the VAR assets as described in the *Sale of Assets* footnote in the Notes to Consolidated Financial Statements, which implied the customer lists were impaired. Based on this measurement, we recorded a $2.3 million impairment loss, which is the amount by which the carrying value of the customer lists exceeded the fair value. The impairment loss is included within Intangible assets impairment in the Consolidated Statement of Operations.

During fiscal 2007, we determined that the customer list intangible asset, which had been established when Redwood Solutions Corporation was acquired in 2005, had become impaired. We utilized a present value cash flow valuation technique to measure the fair value of such assets and determined that the remaining net asset values should be written down to zero because the future expected cash flows were negligible. This write-off resulted in an impairment charge of $1.4 million, which is recorded within Intangible assets impairment in the Consolidated Statement of Operations.

During fiscal 2007, we also impaired our trade name intangible asset. Trade names with indefinite lives are not amortized but instead are evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. In December 2007, we adopted a new business plan which significantly changed our key business strategies. We determined that the trade name was no longer going to be used and therefore determined the trade name to have a finite life. In accordance with ASC Topic 350, if an intangible asset that is not being amortized is subsequently determined to have a finite life, the asset shall be tested for impairment. In addition, the remaining asset shall then be amortized prospectively over its estimated remaining useful life. An impairment charge of approximately $1.5 million was recognized in fiscal 2007 which represented the excess of the book value over its remaining fair value at the end of fiscal 2007. In determining the fair value of its trade name, we applied the income approach, using the relief from royalty method. This charge is recorded within Intangible assets impairment in the Consolidated Statement of Operations. The remaining carrying value of $0.1 million as of December 29, 2007 was fully amortized during fiscal 2008.

E. Goodwill

(In thousands)	Fiscal Year Ended	
	January 2, 2010	January 2, 2009
Gross amount of goodwill	$ 35,238	$ 35,238
Accumulated impairment losses	(35,238)	(28,939)
Balance as of beginning of year	—	6,299
Current year impairment losses	—	(6,299)
Balance as of end of year	$ —	$ —

In fiscal 2008, we determined that events and changes in circumstances had occurred in our business that would indicate the remaining goodwill on our Consolidated Balance Sheet as of January 3, 2009 was impaired. Our forecast for operating results for future periods had declined and we experienced a significant drop in the price of our publicly traded shares. As a result of these two events, we determined it was likely that a reduction in fair value of our reporting units had occurred. Given these indicators of potential impairment, we performed an impairment evaluation as of January 3, 2009 which considered these changes in circumstances. Based upon the results of this analysis, we recorded goodwill impairment charges totaling $6.3 million of our remaining goodwill balance.

In fiscal 2007, we changed our key business strategies and we experienced a significant drop in the price of our publicly traded shares. As a result of these two events, we determined it was likely that a reduction in fair value of our reporting units had occurred. Given these indicators of potential impairment, we performed an impairment evaluation at December 29, 2007 which considered these changes in circumstances. Based upon the results of this analysis, we recorded goodwill impairment charges totaling $5.5 million for fiscal 2007.

F. Financing Agreements

Revolving Credit Facility

On September 30, 2009, AIC entered into a revolving line of credit (the "Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") pursuant to which Wells Fargo will advance up to $15.0 million to AIC for working capital purposes and to facilitate the issuance of letters of credit. The total amount available for borrowing under the Credit Facility will fluctuate based on the Company's level of eligible accounts receivable.

The Credit Facility carries an interest rate equal to the three-month LIBOR rate plus 3.5%. The Credit Facility had a one-time origination fee of $150,000 which is being amortized over the life of the credit agreement and an unused line fee of 0.50% annually on the daily average unused amount. The maturity date of the Credit Facility is September 30, 2012 and may be terminated or reduced by the Company on 90 days notice in exchange for a termination fee of 2% of the maximum line amount or reduction of the maximum line amount in the first year or 1% of such amounts in the second year and no fee in the third year. Borrowings under the Credit Facility are secured by all of the Company's assets.

The Credit Facility requires the Company to meet certain levels of year-to-date earnings/loss before taxes. The Credit Facility limits the Company's annual capital expenditures to $2.0 million and

F. Financing Agreements (Continued)

requires the Company to maintain an excess borrowing base of at least $5.0 million and contains customary affirmative covenants, including covenants regarding annual, quarterly and projected financial reporting requirements, collateral and insurance maintenance, and compliance with applicable laws and regulations. Further, the facility contains customary negative covenants limiting the ability of the Company to grant liens, incur indebtedness, make investments, repurchase Company stock, create new subsidiaries, sell assets or engage in any change of control transaction without the consent of Wells Fargo.

Upon an event of default, Wells Fargo may terminate the facility or declare the entire amount outstanding under the facility to be immediately due and payable and exercise other rights under the agreement. The events of default under the facility include, among other things, payment defaults, breaches of covenants, a change in control of the Company and bankruptcy events.

As of January 2, 2010, we were in compliance with all the requirements and had no borrowings under the Credit Facility. Total availability of the Credit Facility, which fluctuates based on our level of eligible accounts receivable, was $7.2 million as of January 2, 2010.

On September 30, 2009, upon consummating the new Credit Facility, we extinguished our previous asset-based revolving credit facility. Extinguishment expenses of $40,000, relating to the remaining deferred financing costs and transaction-related expenses were expensed in the third quarter of fiscal 2009 and included within SG&A in the Consolidated Statements of Operations.

Capital Lease Obligation

Effective July 1, 2008, we entered into a three-year software enterprise license agreement. The license agreement qualifies for capital lease accounting treatment which resulted in the establishment of a $0.5 million software asset and related financing liability, of which $0.2 million remains as a present value liability on the consolidated balance sheet as of January 2, 2010.

The breakdown of the future minimum lease payments as of the end of fiscal 2009 are as follows:

	Fiscal Year Ended		
(In thousands)	2010	2011	Total
Minimum lease payments	$198	$67	$265
Less executory costs:			
Sales tax	(12)	(6)	(18)
Imputed interest	(7)	—	(7)
Present value of minumum payments	$179	$61	$240

G. Restructuring Costs and Other Severance Related Costs

A summary of the restructuring charges and subsequent activity in the restructuring accrual accounts is as follows:

(In thousands)	Workforce Reduction	Office Closure/ Consolidation	Total
Balance as of December 30, 2006	$ —	$ 545	$ 545
Restructuring charges	3,263	341	3,604
Cash expenditures and transfers	(1,001)	(546)	(1,547)
Non-cash charges	(564)	—	(564)
Balance as of December 29, 2007	1,698	340	2,038
Restructuring charges	2,602	259	2,861
Cash expenditures	(4,272)	(378)	(4,650)
Balance as of January 3, 2009	28	221	249
Restructuring charges	1,625	2,200	3,825
Cash expenditures	(438)	(553)	(991)
Balance as of January 2, 2010	$ 1,215	$1,868	$ 3,083

During fiscal 2009, we recorded workforce reduction expenses of $1.6 million in the Restructuring costs and other severance related costs line on the Consolidated Statement of Operations. As of January 2, 2010, all individuals affected by these workforce reductions had either been terminated or been notified of their pending termination and such pending termination payments were contractually payable to the individual at a termination date within 60 days of the date the individuals were notified.

In addition, during fiscal 2009, we recorded office closure and consolidation charges totaling $2.2 million related to future rent obligations, net of anticipated sublease income. The office closure charges are for locations we closed during fiscal 2009 and the consolidation charge primarily relates to the consolidation of our corporate office during the second quarter of fiscal 2009.

During fiscal 2008, we recorded workforce reduction expenses of $2.6 million in the Restructuring costs and other severance related costs line on the Consolidated Statement of Operations. As of January 3, 2009, all individuals affected by these workforce reductions had either been terminated or been notified of their pending termination and such pending termination payments were contractually payable to the individuals at a termination dated within 60 days of the date the individuals were notified.

Also during fiscal 2008, we recorded a net charge of $0.3 million related to future rent obligations, net of anticipated sublease income, on locations closed or vacated prior to January 3, 2009.

During fiscal 2007, we recorded workforce reduction expenses of $3.3 million in the Restructuring costs and other severance related costs line on the Consolidated Statement of Operations. As of December 29, 2007, all individuals affected by these workforce reductions had either been terminated or been notified of their pending termination and such pending termination payments were contractually payable to the individuals at a termination dated within 60 days of the date the individuals were notified.

G. Restructuring Costs and Other Severance Related Costs (Continued)

Also during fiscal 2007, we recorded a net charge of $0.3 million related to future rent obligations on locations closed prior to December 29, 2007.

We believe all reserves for both workforce reductions and office closures and consolidations remaining at January 2, 2010 are adequate; however, differences in actual expenses related to our workforce reduction as well as unanticipated sublease activity in the future could create the need for future adjustments to these reserves.

H. Deferred Compensation

The Restated Special Executive Retirement Plan (the "Deferred Plan") is an unfunded deferred compensation plan for past and present AIC executives. The Deferred Plan calls for us to credit active executives' accounts at an agreed upon percentage of base pay and to credit periodically all existing account balances at a rate equivalent to the 10-year treasury rate plus one to three percent as determined each year by the Company's Board of Directors. Active executives can also contribute up to fifty percent of their annual base pay and one hundred percent of their incentive bonus, if any. Employer accruals and employee contributions are one hundred percent vested at all times. Additionally, the Deferred Plan allows for discretionary employer contributions with separate vesting schedules if approved by the Company's Board of Directors. Participants are allowed to choose between a lump sum distribution or one hundred twenty months of payments and a date of distribution for employee and employer contributions, subject to the "one-year, five-year" rule and other deferred compensation rules issued by the Internal Revenue Service. Key employees are not allowed to take distribution for six months after separation from service. Hardship distributions from the Deferred Plan are not allowed, and deferral elections will be canceled following any participant's hardship distribution from his or her 401(k) account. The Deferred Plan provides that upon a change in control, a rabbi trust will be funded, and payments will be made if the Deferred Plan is subsequently terminated within twelve months of a change in control or due to a participant's right to take distribution upon a separation from service.

As of January 2, 2010 and January 3, 2009, our liability to active and former employees under the Deferred Plan, post-retirement medical benefits and other deferred compensation arrangements was $1.6 million and $1.7 million, respectively. Deferred compensation expense for fiscal 2009, 2008 and 2007 was $0.2 million, $0.4 million, and $1.0 million, respectively.

I. Income Taxes

The provision for income tax expense (benefit) was as follows:

(In thousands)	Fiscal Year Ended 2009	2008	2007
Currently payable:			
Federal	$ —	$ —	$ —
State	30	136	10
Deferred:			
Federal	(4,926)	(2,826)	(4,703)
State	(725)	(416)	(692)
	(5,651)	(3,242)	(5,395)
Valuation allowance for deferred tax asset	5,651	3,242	7,991
Deferred provision	—	—	2,596
Total	$ 30	$ 136	$ 2,606

Net deferred tax assets (liabilities) are comprised of the following:

(In thousands)	January 2, 2010	January 3, 2009
Deferred compensation	$ 575	$ 501
Depreciation	1,152	1,103
Goodwill and other intangible assets	681	7,492
State net operating loss carry forwards	2,760	1,456
Federal net operating loss carry forward	18,273	10,974
Other	4,869	1,133
Valuation allowance	(28,310)	(22,659)
Net deferred tax assets	$ —	$ —
Current	$ —	$ —
Non-current	—	—
	$ —	$ —

SFAS No. 109, *Accounting for Income Taxes*, codified in FASB ASC Topic 740, *Income Taxes* and herein referred to as ("ASC Topic 740") requires deferred tax assets to be reduced by a valuation allowance if some portion or all of the deferred tax assets are not expected to be realized. Accordingly, at December 29, 2007, we concluded that we could no longer demonstrate that it was "more likely than not" as defined by ASC Topic 740 to realize the net deferred tax asset of $2.6 million. As a result, we recorded an additional valuation allowance to fully reserve the remaining deferred tax assets, resulting in an income tax expense of $2.6 million in fiscal 2007. As of January 2, 2010, we continue to fully reserve any deferred tax assets by offsetting changes in the deferred tax assets with a valuation allowance adjustment. After such time we believe realization of these assets is "more likely than not", we will adjust the valuation allowance which will create a benefit for income taxes.

I. Income Taxes (Continued)

As of January 2, 2010, we had federal and state net operating loss carry forwards of approximately $18.2 million and $2.8 million, respectively. If we are successful in reaching profitability, we expect our net operating loss carry forwards to offset approximately $55.0 million of pretax earnings from federal and state income taxes. The federal net operating loss carry forward benefits of $0.9 million, $0.1 million, $3.5 million, $1.1 million, $1.7 million, $3.5 million and $7.4 million expire in 2023, 2024, 2025, 2026, 2027, 2028 and 2029, respectively. The state net operating loss carry forward benefits expire as follows: $1.4 million in 2010 through 2020 and $1.4 million in 2021 and beyond.

The provision for income taxes differs from the amount of income tax determined by applying the federal statutory income tax rates to pretax (loss) income as a result of the following differences:

(In thousands)	Fiscal Year Ended		
	2009	2008	2007
Income tax at statutory federal rate	$(5,381)	$(3,427)	$(4,620)
State and local taxes, net of federal benefit	(764)	(475)	(670)
Valuation allowance for deferred tax assets	5,651	3,242	7,991
Meals and entertainment	83	109	123
Goodwill	(22)	(22)	(22)
Other	463	709	(196)
Total tax provision	$ 30	$ 136	$ 2,606

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on December 31, 2006. FIN 48, also codified in FASB ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, ASC Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. ASC Topic 740 was effective for us beginning December 31, 2006. Upon implementation, we determined our positions will more-likely-than-not be sustained if challenged. Therefore, no cumulative effect relating to the adoption of ASC Topic 740 resulted. As of January 2, 2010, we determined our positions will more-likely-than-not be sustained if challenged.

We recognize interest and penalties related to uncertain tax positions within interest and penalties expense. During fiscal years 2009 and 2008, we have not recognized expense for interest and penalties, and, do not have any amounts accrued as of January 2, 2010 and January 3, 2009 respectively, for the payment of interest and penalties.

We file a consolidated income tax return in the US federal jurisdiction. We also file consolidated or separate company income tax returns in most states, Canada federal, Ontario province and the United Kingdom. As of January 2, 2010, there are no federal, state, and foreign income tax audits in progress. We are no longer subject to US federal audits for tax years before 2006, and with few exceptions, the same for state and local audits.

J. Equity

Equity Compensation Plans

Currently, we have equity based options outstanding from six plans and have the ability to issue equity-based options from three of these plans. Under the 2000 Stock Option Plan, we may grant non-qualified options to its employees for up to 225,000 shares of common stock. Under the 2004 Equity Incentive Plan, we may grant incentive options, non-qualified options or restricted stock awards to our employees and non-qualified options or restricted stock awards to our Board of Directors for up to 2,000,000 shares of common stock. Under the 2009 Equity Incentive Plan, we may grant incentive options to our employees and may award non-qualified options, restricted stock and other stock awards, restricted stock units, stock appreciation rights, performance share awards and other stock awards to our Board of Directors and non-employee consultants for up to 2,000,000 shares of common stock. We also have outstanding options under the 1994 Incentive Option Plan, the 1996 Stock Option Plan for Non-Employee Directors and the 1999 Stock Option Plan.

The maximum term for options is 10 years; the exercise price of each option is equal to the closing market price of the Company's stock on the date of grant; and the options and awards become exercisable or vest in one of two vesting schedules that comprise nearly all of the current outstanding options. The first vesting schedule is in annual increments of 25% beginning one year after the grant date and the second schedule is to vest 25% of the option awards immediately and 25% each year thereafter, beginning one year after the date of grant. Upon the exercise of stock options, new shares are issued from the authorized, unissued common stock.

Prior to the adoption of ASC Topic 718, we reported all tax benefits resulting from the exercise of stock options as operating cash flows in our Consolidated Statements of Cash Flows. In accordance with ASC Topic 718, the presentation of our Consolidated Statement of Cash Flows changed to report the excess tax benefits from the exercise of stock options as financing cash flows.

The following table summarizes the stock option activity for the fiscal year ended January 2, 2010 on a pre-split basis:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding on January 3, 2009	2,442,538	$2.64	7.61	$—
Granted	1,644,000	0.68		
Exercised	—	—		
Forfeited/Cancelled	(997,263)	3.55		
Outstanding on January 2, 2010	3,089,275	$1.30	7.41	$—
Vested or expected to vest at January 2, 2010	2,964,275	1.29	7.33	
Exercisable on January 2, 2010	1,416,275	1.80	7.11	

The total intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was nil during each of the fiscal years 2009, 2008 and 2007.

J. Equity (Continued)

As of January 2, 2010, there was $0.5 million of unrecognized compensation expense related to unvested option awards that were expected to vest over a weighted average period of 1.6 years.

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted-average grant date fair value of stock options granted during fiscal 2009, 2008 and 2007 was $0.39, $0.58 and $0.81, respectively.

	Fiscal Year Ended		
Black-Scholes Option Valuation Assumptions(1)	**January 2, 2010**	**January 3, 2009**	**December 29, 2007**
Risk-free interest rate(2)	0.5 - 3.8%	0.4 - 2.2%	3.2 - 4.2%
Expected dividend yield	—	—	—
Expected stock price volatility(3)	73.2 - 114.3	62.0 - 106.0	43.2 - 71.0
Expected life of stock options (in years)(4)	3.8	4.1	4.1

(1) Forfeitures are estimated and based on historical experience.

(2) Based on the U.S. Treasury zero-coupon bond with a term consistent with the expected life of the options.

(3) Expected stock price volatility is based on historical experience.

(4) Expected life of stock options is based upon historical experience.

No options were exercised during fiscal 2009, 2008 and 2007. The actual income tax benefit realized from stock option exercises totaled nil in fiscal years 2009, 2008 and 2007.

Total stock option expense included in our consolidated statements of operations for the fiscal years 2009, 2008, and 2007 was $0.5 million, $0.5 million, and $0.1 million, respectively. The tax benefit recorded for these same periods was $42,000, $51,000, and $8,000, respectively. This tax benefit is offset against our valuation allowance for our deferred tax asset.

Stock Awards

Annually on or about the first business day of the fiscal year, each of the non-chair independent members of the Board of Directors is awarded 1,000 shares of fully vested common stock, whereas our independent board chair is awarded 2,000 shares of fully vested common stock.

The following table summarizes the restricted stock activity for fiscal 2009 on a pre-split basis:

	Shares	**Weighted Average Grant Date Fair Value**
Non-vested at January 3, 2009	2,368	$1.91
Granted	12,000	$0.44
Vested	(12,000)	$0.44
Forfeited	(2,368)	$1.91
Non-vested at January 2, 2010	—	$ —

J. Equity (Continued)

As of January 2, 2010, there was no unrecognized compensation cost related to non-vested restricted stock granted under the 2004 plan. The total fair value of shares vested during fiscal years 2009, 2008, and 2007 was approximately $5,000, $13,000, and $0.8 million, respectively.

Shareholder Rights Plan

Under the Company's common stock shareholder rights plan, the Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock and stock options granted and available for grant. The rights, which were extended by the Board of Directors on February 26, 2008 to expire on February 27, 2018, are exercisable only under certain conditions, and when exercisable the holder will be entitled to purchase from us one share of common stock at a price of $15.00, subject to certain adjustments. The rights will become exercisable after a person or group acquires beneficial ownership of 15% or more of our common stock or after a person or group announces an offer, the consummation of which would result in such person or group owning 15% or more of the common stock.

If we are acquired at any time after the rights become exercisable, the rights will be adjusted so as to entitle a holder to purchase a number of shares of common stock of the acquiring company equal to $15.00 divided by one-half the then-current market price of the acquirer's stock for each right owned by a holder. If any person or group acquires beneficial ownership of 15% or more of our shares, the rights will be adjusted so as to entitle a holder (other than such person or group whose rights become void) to purchase a number of shares of common stock of Analysts International Corporation equal to $15.00 divided by one-half the then-current market price of Analysts International's common stock or the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

At any time prior to an acquisition by a person or group of beneficial ownership of 15% or more of our shares, the Board of Directors may redeem the rights at $.001 per right.

K. Commitments

As of January 2, 2010, aggregate net minimum lease commitments under non-cancelable operating leases having an initial or remaining term of more than one year are payable as follows:

(In thousands)	Lease Commitments
Fiscal year ending	
2010	$3,225
2011	2,961
2012	1,859
2013	1,043
2014	257
Later	—
Less: sublease contracts	2,573
Total minimum obligation	$6,772

K. Commitments (Continued)

Rent expense, primarily for office facilities, for fiscal 2009, 2008 and 2007 was $2.7 million, $3.4 million, and $4.0 million, respectively.

We have compensation arrangements with our corporate officers and certain other key employees which provide for certain payments in the event of a change of control of the Company.

We also sponsor a 401(k) plan. Substantially all employees are eligible to participate and may contribute up to 50% of their pre-tax earnings, subject to Internal Revenue Service maximum annual contribution amounts. Beginning in September 2009, we ceased making matching contributions to employees' pre-tax contributions. Prior to this change, after one year of employment, we made matching contributions for non-highly compensated participants in the form of Company stock of 18% of a participant's first 15% of pre-tax contributions. Matching contributions vest at the rate of 20% per year and are fully vested after five years of service. We made matching contributions for fiscal 2009, 2008, and 2007, in the amount of $0.2 million, $0.4 million, and $0.5 million, respectively.

L. Subsequent Event

Reverse Stock Split

On February 11, 2010, the Company's Board of Directors declared a 1-for-5 reverse stock split ("Reverse Stock Split") of the Company's common shares to all holders of record effective February 26, 2010. Each share of the Company's common shares ("Pre-Split Common Shares") shall automatically be reclassified and converted into 0.20 shares of duly authorized, validly issued, fully paid and non-assessable shares of common shares ("Post-Split Common Shares") on February 26, 2010.

AIC's Board of Directors has authorized an amendment to the Company's Articles of Incorporation giving effect to the Reverse Stock Split and on February 26, 2010 the total authorized number of shares shall be reduced to 24,000,000 common shares of the par value of ten cents ($0.10) per share. All fractional shares will be rounded down, such that any shareholder who would otherwise be entitled to receive a fractional Post-Split Common Share will be paid the fair market value of the fractional Post-Split Common Share in cash within a reasonable period of time after February 26, 2010. Until the Reverse Stock Split is effective, our common shares will trade on a pre-split basis. All

L. Subsequent Event (Continued)

common share and per-share amounts herein have not been adjusted for the effects of the Reverse Stock Split, other than below.

	Fiscal Year Ended		
	2009	2008	2007
Net loss	$(15,907)	$(10,134)	$(16,212)
Pre-split:			
Per common share net loss (basic)	$ (0.64)	$ (0.41)	$ (0.65)
Average common shares outstanding	24,925	24,913	24,908
Per common share net loss (diluted)	$ (0.64)	$ (0.41)	$ (0.65)
Average common and common equivalent shares outstanding	24,925	24,913	24,908
Post-split:			
Per common share net loss (basic)	$ (3.19)	$ (2.03)	$ (3.25)
Average common shares outstanding	4,985	4,983	4,982
Per common share net loss (diluted)	$ (3.19)	$ (2.03)	$ (3.25)
Average common and common equivalent shares outstanding	4,985	4,983	4,982

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Analysts International Corporation and subsidiaries (the "Company") as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years ended January 2, 2010, January 3, 2009, and December 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Analysts International Corporation and subsidiaries as of January 2, 2010 and January 3, 2009, and the results of its operations and its cash flows for the years ended January 2, 2010, January 3, 2009, and December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
February 23, 2010

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

There have been no disagreements with or changes in the Company's independent auditors within the past two fiscal years.

Item 9A(T). Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed timely, is accumulated and communicated to management in a timely fashion. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Disclosure Controls") was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Office, Andrew K. Borgstrom and Chief Financial Officer, Randy W. Strobel. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that these Disclosure Controls are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Such internal control includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of January 2, 2010. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of January 2, 2010, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding executive officers and significant employees as required by Item 10 is set forth below.

Executive Officers and Significant Employees	Age	Title
Andrew K. Borgstrom	48	President and Chief Executive Officer
Randy W. Strobel	43	Senior Vice President and Chief Financial Officer
James D. Anderson	49	Senior Vice President of Client Service Operations
Brittany B. McKinney	38	Vice President of Strategy and Operations

Andrew K. Borgstrom is our President and Chief Executive Officer since December 2009. Previously, Mr. Borgstrom was the Chief Executive Officer of RapiDemand Corp., a company that assists businesses in developing and implementing growth strategies though mergers and acquisitions, capital raises and strategic consultation, since 2004. Mr. Borgstrom has been a director of our Company since May 2008 and was a member of the Compensation Committee.

Randy W. Strobel is our Senior Vice President and Chief Financial Officer since August 2008. Previously, Mr. Strobel was the Senior Vice President of Finance, Chief Accounting Officer and Controller of Ceridian Corporation, an international business services company, from June 2005 to August 2008. Prior to his position at Ceridian Corporation, Mr. Strobel was the Vice President of Finance at Mesaba Aviation, Inc., a regional airline, from September 2001 to June 2005.

James D. Anderson is our Senior Vice President of Client Service Operations since September 2009. Previously, Mr. Anderson served as a Partner with Element Consulting Group, an enterprise solutions professional services firm, from January 2009 to August 2009. Prior to that, Mr. Anderson was Executive Vice President of Professional Services at Lawson Software, an international technology, software and e-commerce solution company, from June 2005 to June 2008. Prior to Lawson Software, Mr. Anderson was the Group Vice President for PeopleSoft, a provider of human resource management systems and customer relationship management software as wells as software solutions, from September 2003 until May 2005.

Brittany B. McKinney is our Vice President of Strategy and Operations since November 2007. Previously, Ms. McKinney was a management consultant from April 2006 to August 2007, the Director of Operations for Fujitsu Consulting from March 2004 to March 2006, and a Product Manager at Best Buy from November 2003 to March 2004.

Corporate Governance

Our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions (the "Principal Officers"), are subject to our Code of Ethics for Senior Financial Executives. Our Code of Ethics for Senior Financial Executives are posted on our website at *www.analysts.com* in the Investor Relations section, and are available in print free of charge to any stockholder who requests them.

We will disclose any amendments to, or waivers of, our Code of Ethics for Senior Financial Executives on our website. We will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website at the address and location specified above.

Other information called for in Part III, including information regarding directors, executive officers and corporate governance of the registrant (Item 10), executive compensation (Item 11), security ownership of certain beneficial owners and management and related stockholder matters (Item 12), certain relationships and related transactions, and director independence (Item 13) and principal accountant fees and services (Item 14), is hereby incorporated by reference from our definitive proxy statement or amendments thereto to be filed pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year covered by this report.

Items in Form 10-K	Caption in Definitive Proxy Statement
10	Election of Directors
10	Corporate Governance
11	Executive Compensation
12	Security Ownership of Certain Beneficial Owners and Management
13	Certain Relationships and Related Transactions and Director Independence
14	Independent Auditor Fees

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a).(1) *Consolidated Financial Statements*

The consolidated financial statements of Analysts International Corporation and its subsidiaries and the related independent registered public accounting firm's reports are included in the following pages of its annual report to shareholders for the fiscal year ended January 2, 2010.

Description	Page Herein
Consolidated Balance Sheets at January 2, 2010 and January 3, 2009	31
Consolidated Statements of Operations for the Fiscal Years Ended January 2, 2010, January 3, 2009, and December 29, 2007	32
Consolidated Statements of Cash Flows for the Fiscal Years Ended January 2, 2010, January 3, 2009, and December 29, 2007	33
Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended January 2, 2010, January 3, 2009, and December 29, 2007	34
Notes to Consolidated Financial Statements	35
Report of Independent Registered Public Accounting Firm	54

(a).(2) *Consolidated Financial Statement Schedule*

Description	Page Herein
Report of Independent Registered Public Accounting Firm	54
Schedule II. Valuation and Qualifying Accounts	65

Other consolidated financial statement schedules are omitted because they are not required or the information is presented in the consolidated financial statements or notes thereto.

(b) ***Exhibits***

Exhibit No.	Description
^2.1	Asset Purchase Agreement, dated August 4, 2009, by and between Netarx LLC and the Company (with Ex. K, Form of Promissory Note) (Exhibit 2.1 to Current Report on Form 8-K, filed August 5, 2009, Commission File No. 1-33981, incorporated by reference).
^3.1	Articles of Incorporation, as amended (Exhibit 3-a to Annual Report on Form 10-K for fiscal year 1988, Commission File No. 0-4090, incorporated by reference).
^3.2	Restated Bylaws (Exhibit 3-b to Annual Report on Form 10-K for fiscal year 2000, Commission File No. 0-4090, incorporated by reference).
^3.3	Amendment to Articles of Incorporation to increase authorized shares to 40 million (Exhibit A to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090, incorporated by reference).
^3.4	Amendment to Articles of Incorporation to increase authorized shares to 60 million (Exhibit 3-d to Annual Report on Form 10-K for fiscal year 1998, Commission File No. 0-4090, incorporated by reference).
^3.5	Amendment to Articles of Incorporation to increase authorized shares to 120 million (Exhibit A to Definitive Proxy Statement dated September 8, 1998, Commission File No. 0-4090, incorporated by reference).
^4.1	Specimen Common Stock Certificate (Exhibit 4.2 to Quarterly Report on Form 10-Q for period ended October 3, 2009, Commission File No. 1-33981, incorporated by reference).
^4.2	Amended and Restated Rights Agreement dated as of February 27, 2008 between the Company and Wells Fargo Bank N.A. and Form of Right Certificate (Exhibit 4.1 to the Registrant's Form 8-A12B dated February 27, 2008, Commission File No. 1-33981, incorporated by reference).
*^10.1	1994 Stock Option Plan (Exhibit A to Definitive Proxy Statement dated September 6, 1994 for registrant's 1994 Annual Meeting of Shareholders, Commission File No. 0-4090, incorporated by reference).
*^10.2	1996 Stock Option Plan for Non-employee Directors (Exhibit B to Definitive Proxy Statement dated September 5, 1996, Commission File No. 0-4090, incorporated by reference).
*^10.3	1999 Stock Option Plan (Exhibit A to Definitive Proxy Statement dated September 13, 1999, Commission File No. 0-4090, incorporated by reference).
*^10.4	2000 Non-Qualified Stock Option Plan (Exhibit 6(d) to Quarterly Report on Form 10-Q for period ended March 31, 2001, Commission File No. 0-4090, incorporated by reference).
^10.5	Credit Agreement dated April 11, 2002 between the Company and General Electric Capital Corporation (Exhibit 2.1 to Current Report on Form 8-K dated April 26, 2002, Commission File No. 0-4090, incorporated by reference).
^10.6	Lease Agreement by and between the Company and Centennial Lakes III, LLC dated May 15, 2002 (Exhibit 2.4 to Current Report on Form 8-K, filed May 28, 2002, Commission File No. 0-4090, incorporated by reference).
^10.7	First Amendment to Credit Agreement dated as of July 24, 2002 (Exhibit 10-1 to Annual Report on Form 10-K for fiscal year 2002, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
^10.8	Waiver and Second Amendment to Credit Agreement dated as of April 7, 2003 (Exhibit 10-m to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
^10.9	Third Amendment to Credit Agreement dated as of April 28, 2003 (Exhibit 10-n to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
^10.10	Consent and Fourth Amendment to Credit Agreement dated as of December 31, 2003 (Exhibit 10-o to Annual Report on Form 10-K for fiscal year 2003, Commission File No. 0-4090, incorporated by reference).
*^10.11	Fifth Amendment to Credit Agreement dated as of August 5, 2004 (Exhibit 10-r to Quarterly Report on Form 10-Q for period ended October 2, 2004, Commission File No. 0-4090, incorporated by reference).
^10.12	Consent and Sixth Amendment to Credit Agreement dated as of January 6, 2005 (Exhibit 10-t to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.13	Standard Nonqualified Stock Option Agreement for Board Members under 2004 Equity Incentive Plan (Exhibit 10-u to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.14	Standard Restricted Stock Agreement for Board Members under 2004 Equity Incentive Plan (Exhibit 10-v to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.15	Standard Nonqualified Stock Option Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-w to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.16	Standard Restricted Stock Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-x to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
*^10.17	Standard Incentive Stock Option Agreement for Certain Employees under 2004 Equity Incentive Plan (Exhibit 10-y to Annual Report on Form 10-K for fiscal year 2004, Commission File No. 0-4090, incorporated by reference).
^10.18	Eighth Amendment to Credit Agreement dated January 20, 2006 (Exhibit 99.2 to Current Report on Form 8-K, filed January 26, 2006, Commission File No. 0-4090, incorporated by reference).
^10.19	Amendment to Lease Agreement by and between the Company and Centennial Lakes III, LLC dated March 24, 2006 (Exhibit 10.1 to Current Report on Form 8-K, filed March 28, 2006, Commission File No. 0-4090, incorporated by reference).
*^10.20	Restated Special Executive Retirement Plan, dated December 27, 2006 (Exhibit 10-jj to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
^10.21	Waiver, Consent and Ninth Amendment to Credit Agreement, dated February 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed February 7, 2007, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
^10.22	Trust Agreement between the Company and Wachovia Bank, dated February 15, 2007, under the Restated Special Executive Retirement Plan (Exhibit 10.1 to Current Report on Form 8-K, filed February 15, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.23	2004 Equity Incentive Plan, as amended through May 25, 2006 (Exhibit 10.1 to Quarterly Report on Form 10-Q for period ended July 1, 2006, Commission File No. 0-4090, incorporated by reference).
*^10.24	Form of incentive stock option agreement for long term incentive option grants for fiscal year 2007 (Exhibit 10-kk to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
*^10.25	Form of restricted stock award agreement for long-term incentive restricted stock awards in January 2007 for fiscal year 2007 (Exhibit 10-ll to Annual Report on Form 10-K for fiscal year 2006, Commission File No. 0-4090, incorporated by reference).
^10.26	Waiver and Tenth Amendment to Credit Agreement, dated May 1, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed May 7, 2007, Commission File No. 0-4090, incorporated by reference).
^10.27	Waiver and Eleventh Amendment to Credit Agreement, dated July 26, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed August 1, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.28	Elmer Baldwin Incentive Stock Option Agreement (2004 Equity Incentive Plan), effective November 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.29	Elmer Baldwin Nonqualified Stock Option Agreement (2004 Equity Incentive Plan), effective November 1, 2007 (Exhibit 10.3 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.30	Elmer Baldwin Nonqualified Stock Option Agreement (2000 Nonqualified Stock Option Plan), effective November 1, 2007 (Exhibit 10.3 to Current Report on Form 8-K, filed November 5, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.31	Summary of Terms and Conditions of Severance Policy for executive officers and other senior management personnel (contained in Current Report on Form 8-K, filed October 25, 2007, Commission File No. 0-4090, incorporated by reference).
*^10.32	Severance Agreement and Release of Claims between the Company and Colleen M. Davenport dated January 4, 2008 (Exhibit 10.4 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
*^10.33	Severance Agreement and Release of Claims between the Company and David J. Steichen dated January 22, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
*10.34	Amendment No. 1 to Restated Special Executive Retirement Plan as of September 1, 2007 (Exhibit 10-mm to Annual Report on Form 10-K, filed March 5, 2008, incorporated by reference).
*^10.35	Non-Compete and Confidentiality Agreement between the Company and Robert E. Woods dated January 3, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).

Exhibit No.	Description
* ^ 10.36	Form of Change of Control Agreement between the Company and management personnel M. Gange, L. Gilmore and A. Wise (Exhibit 10.5 to Current Report on Form 8-K, filed January 8, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.37	Incentive Stock Option Agreement (2004 Equity Incentive Plan) dated January 16, 2008 between the Company and Robert E. Woods (Exhibit 10.1 to Current Report on Form 8-K, filed January 17, 2008, Commission File No. 0-4090, incorporated by reference).
* ^ 10.38	Letter Agreement between the Company and Walter Michels dated February 12, 2008 (Exhibit 99.2 to Current Report on Form 8-K, filed April 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.39	Employment Agreement between the Company and Michael W. Souders, executed on June 27, 2008, effective July 1, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.40	Change in Control Agreement between the Company and Michael W. Souders, executed on June 27, 2008, effective July 1, 2008 (Exhibit A to the Souders Employment Agreement) (Exhibit 10.2 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.41	Annual Management Incentive Plan (AMIP) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit B to the Souders Employment Agreement) (Exhibit 10.3 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.42	Incentive Stock Option Agreement (2004 Equity Incentive Plan) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit C-1 to the Souders Employment Agreement) (Exhibit 10.4 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.43	Incentive Stock Option Agreement (1999 Stock Option Plan) between the Company and Michael W. Souders, executed on June 27, 2008 (Exhibit C-2 to the Souders Employment Agreement) (Exhibit 10.5 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.44	Employee Agreement between the Company and Brittany McKinney, executed on June 27, 2008, effective June 23, 2008 (without Exhibits) (Exhibit 10.6 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.45	Amendment No. 2 to Restated Special Executive Compensation Plan (Exhibit 10.7 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.46	Exhibit A to Amendment No. 2 to Restated Special Executive Compensation Plan (Exhibit 10.8 to Current Report on Form 8-K, filed July 3, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.47	Employment Agreement between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.48	Change in Control Agreement between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).

Exhibit No.	Description
* ^ 10.49	Annual Management Incentive Plan (AMIP) between the Company and Randy W. Strobel, executed on August 8, 2008, effective August 25, 2008 (Exhibit 10.3 to Current Report on Form 8-K, filed August 12, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.50	Amended and Restated Employment Agreement between the Company and Elmer Baldwin, executed on August 19, 2008, effective November 1, 2007 (Exhibit 10.1 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.51	Change in Control Agreement between the Company and Elmer Baldwin, executed on August 19, 2008, effective November 1, 2007 (Exhibit 10.2 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.52	Amended and Restated Employment Agreement between the Company and Robert E. Woods, executed on August 19, 2008, effective January 1, 2008 (Exhibit 10.1 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
* ^ 10.53	Change in Control Agreement between the Company and Robert E. Woods, executed on August 19, 2008, effective January 1, 2008 (Exhibit 10.2 to Current Report on Form 8-K, filed August 22, 2008, Commission File No. 1-33981, incorporated by reference).
^ 10.54	Consent and Twelfth Amendment to Credit Agreement, date August 4, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed August 5, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.55	Employment Agreement between the Company and James D. Anderson, executed and effective on September 1, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed September 3, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.56	Change in Control Agreement between the Company and James D. Anderson, executed and effective on September 1, 2009 (Exhibit 10.2 to Current Report on Form 8-K, filed September 3, 2009, Commission File No. 1-33981, incorporated by reference).
** ^ 10.57	Credit and Security Agreement with Wells Fargo Bank, National Association acting through its Wells Fargo Business Credit operating division, dated September 30, 2009 (Exhibit 10.1 to Current Report on Form 8-K, filed October 5, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.58	Employment Agreement together with Exhibit A, dated December 17, 2009, between the Company and Andrew K. Borgstrom (Exhibit 10.1 to Current Report on Form 8-K, filed December 18, 2009, Commission File No. 1-33981, incorporated by reference).
* ^ 10.59	Separation Agreement and Release of Claims, dated December 23, 2009, between the Company and Elmer Baldwin (Exhibit 10.1 to Current Report on Form 8-K, filed December 23, 2009, Commission File No. 1-33981, incorporated by reference).
+21	Subsidiaries of Registrant.
+23	Consent of Independent Registered Public Accounting Firm.
+24.1	Power of Attorney (included in the "Signatures" page).
+31.1	Certification of CEO under section 302 of the Sarbanes-Oxley Act of 2002.
+31.2	Certification of CFO under section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
++32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

---

* Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 14(b) of Form 10-K.

** Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment. The entire exhibit has been separately filed with the Securities and Exchange Commission.

^ Denotes an exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.

\+ Filed herewith.

++ Furnished herewith.

Schedule II

Analysts International Corporation
Valuation and Qualifying Accounts

(In thousands)	Allowance for doubtful accounts			
	Beginning balance	Charged to costs and expenses	Write-offs, net of recoveries	Ending balance
Twelve months ended January 2, 2010	$1,092	$(35)	$ 99	$ 958
Twelve months ended January 3, 2009	$1,545	$ 29	$482	$1,092
Twelve months ended December 29, 2007	$1,423	$835	$713	$1,545

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION

By: /s/ ANDREW K. BORGSTROM

Andrew K. Borgstrom,
President and Chief Executive Officer

Date: February 24, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW K. BORGSTROM Andrew K. Borgstrom	President and Chief Executive Officer (Principal Executive Officer)	February 24, 2010
/s/ RANDY W. STROBEL Randy W. Strobel	Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2010
/s/ BRIGID A. BONNER Brigid A. Bonner*	Director	February 24, 2010
/s/ KRZYSZTOF K. BURHARDT Krzysztof K. Burhardt*	Director	February 24, 2010
/s/ JOSEPH T. DUNSMORE Joseph T. Dunsmore*	Director	February 24, 2010
/s/ GALEN G. JOHNSON Galen G. Johnson*	Director	February 24, 2010
/s/ DOUGLAS C. NEVE Douglas C. Neve*	Director	February 24, 2010

EXHIBIT INDEX

Exhibit 21	Subsidiaries of Registrant
Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 24.1	Power of Attorney (included in the "Signatures" page)
Exhibit 31.1	Certification of CEO pursuant to Section302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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Analysts International
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